––UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933-

☐Form C: Offering Statement

☐Form C-U: Progress Update

☐Form C/A: Amendment to Offering Statement

☐Check box if Amendment is material and investors must reconfirm within five business days.

☐Form C-AR: Annual Report

☐Form C-AR/A: Amendment to Annual Report

☐Form C-TR: Termination of Reporting

1. **Name of issuer:** Avalon Adventure Park, Inc.

2. **Form:** Corporation

3. **Jurisdiction of Incorporation/Organization:** North Carolina

4. **Date of organization:** August 14, 2025

5. **Physical address of issuer:** 472 Baxley Lane, Hendersonville, NC 28792

6. **Website of issuer:** https://www.avalonadventurepark.com/

7. **Is there a co-issuer:** No

8. **Name of co-issuer:** N/A

9. **Form:** N/A

10. **Jurisdiction of Incorporation/Organization:** N/A

11. **Date of organization:** N/A

12. **Physical address:** N/A

13. **Website:** N/A

14. **Name of intermediary facilitating the offering:** Vicinity, LLC

15. **CIK number of intermediary:** 0001798542

16. **SEC file number of intermediary:** 7-223

17. **CRD number, if applicable, of intermediary:** 307772

18. **Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering,**

including the amount of referral and any other fees associated with the offering:
Commission equalling 6% of the total amount raised payable at each closing.

19. **Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:**
2% of the total amount raised in the form of the securities offered in this offering.
1% transaction fee on all payments from the Company to investors that will be withheld from the proceeds to investors to facilitate the transaction

20. **Type of security offered:** CF Common Stock
21. **Target number of securities to be offered:** 17,500
22. **Price (or method for determining price):** $10
23. **Target offering amount:** $175,000

24. **Oversubscriptions accepted:** [x] Yes ☐ No
25. **If yes, disclose how oversubscriptions will be allocated:** ☐ Pro-rata basis [x] First-come, first-served basis ☐ Other – provide a description:

26. **Maximum offering amount:** $350,000
27. **Deadline to reach the target offering amount:** June 22, 2026
28. **Current number of employees with issuer and co-issuer:** 2

29. **Financial Information:**

Issuer	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	$10,102	0
Cash & Cash Equivalents:	$102	0
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	0	0
Revenues/Sales:	0	0
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	($699)	0

30. **Indicate which jurisdictions in which the issuer intends to offer the securities:**

All US states and territories.

AmountHeader	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$1,000.00	$60.00	$940.00
Aggregate Minimum Offering Amount	$175,000.00	$10,500.00	$164,500.00
Aggregate Maximum Offering Amount	$350,000.00	$21,000.00	$329,000.00

(1) This excludes fees to company's advisors, such as attorneys and accountants, reimbursements for expenses, and compensation paid in the form of securities.

Issuer Signature

Issuer's name



Signed by:

By: Matt Lobel

FC911A5FBCF0400...

Name: && "

Title: $ % !& !

Date:

Attestations

Requirements for Filing Form C

Avalon Adventure Park Inc., a North Carolina Corporation (the "Company" or "Issuer"), organized in 2025, with its principal place of business at 200 Turkey Pine Court, Mills River, NC 28759, United States, and its website address www.avalonadventures.com, has certified that all following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. It is not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. It is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. It has filed with the Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two

years immediately preceding the filing of this offering statement or for such a shorter period that the Issuer was required to file such reports.

6. It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

7. It is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Representation Attestation

The content of Form C is based entirely upon the Issuer's representations. Issuer hereby certifies and attests that, to the best of their knowledge, the information provided in Form C is true, accurate, and complete to the best of their knowledge at the time of this attestation.

The Issuer understands the legal and binding nature of this attestation and acknowledges that any false or misleading information provided herein may have legal consequences.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

[Issuer Name]

By: _____

Name:

Title:

Date:

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

May 6, 2026

Form C
Up to $350,000

Avalon Adventure Park, Inc. ("Avalon Adventures," the "Company," "we," "us," or "our"), a North Carolina corporation, is offering up to $350,000 (the "Maximum Offering Amount") of CF Common Stock, a class of non-voting common stock (the "Securities") to investors ("Investor(s)," "you," or "your") in this offering (the "Offering") pursuant to Regulation Crowdfunding. The Target Offering Amount is $175,000, and the minimum investment amount per investor is $1,000.

This Offering is exempt from registration pursuant to Section 4(a)(6) ("Reg CF") of the Securities Act of 1933, as amended (the "Securities Act"). This Offering is made on the registered funding portal, Vicinity LLC, available at https://marketplace.vicinityventures.co/offers/151

A prospective Investor from any participating jurisdiction must purchase the Shares through the Intermediary. Investments may be accepted or rejected by the Company in its sole discretion. The Company or the Intermediary can accept, reject, cancel, or rescind the offer to sell Shares at any time, for any reason.

This form will be provided to the SEC as part of the Company's offering statement on Form C (the "Form C").

The Offering is being made through Vicinity, LLC (the "Intermediary"). The Intermediary will be entitled to receive fees and compensation in the form of securities related to the purchase and sale of the Securities.

The Company has certified that all of the following statements are true in connection with this Offering:

1. The Company is organized under, and subject to, the laws of a State or territory of the United States;
2. The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");
3. The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act"), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act;
4. The Company is not ineligible to offer or sell securities in reliance on Regulation Crowdfunding as a result of disqualification as specified in § 227.503(a);
5. To the extent required, The Company has filed with the Securities and Exchange Commission ("SEC") and provided to investors any ongoing annual reports required by law during the two years immediately preceding the filing of the Form C;
6. The Company has a specific business plan, which does not include engagement in a merger or acquisition with an unidentified company or companies; and
7. The Company (i) has no predecessor company, (ii) has not previously sold securities pursuant to Regulation Crowdfunding that remain outstanding, and (iii) is in compliance with all other eligibility requirements of Regulation Crowdfunding.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Units have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Units are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a) (6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

THESE UNITS INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY UNIT THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO UNITS MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF AND SUBJECT TO ANY ADDITIONAL RESTRICTIONS SET FORTH IN THE COMPANY'S OPERATING AGREEMENT AND SUBSCRIPTION AGREEMENT. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTOR

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward-Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give The Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions The Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond The Company's control), and assumptions. Although The Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, The Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by The Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than 120 days after the end of its fiscal year.

Once posted, the annual report may be found on The Company's website listed herein. The Company must continue to comply with the ongoing reporting requirements until:

> (1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
> (2) The Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
> (3) The Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
> (4) The Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
> (5) The Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company, or any other relevant matters, and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

The Offering

Minimum amount of securities being offered	17,500
Maximum amount of securities being offered	35,000
Purchase price per Security	$10.00
Minimum investment amount per investor	$1,000.00
Use of proceeds	Net proceeds from the issuance of these securities will be used by the Company for venue buildout and construction, VR equipment and technology, Fireside Café equipment and buildout, lease deposit, pre-opening expenses and working capital reserves. Further details found within the Use of Proceeds section.
Voting Rights	No Voting Rights

As part of this Regulation Crowdfunding Offering, Avalon Adventure Park, Inc. (the "Company") intends to raise up to $350,000 (the "Maximum Offering Amount") through the issuance of shares of CF Common Stock, a class of non-voting stock (the "Securities"). The Target Offering Amount is $175,000 (the "Target Amount"), and the Company, in its sole discretion, may accept aggregate capital contributions below the Maximum Offering Amount.

The Securities are being offered in minimum investment increments of $1,000, representing 100 shares of CF Common Stock at $10.00 per share. The Company may conduct multiple closings on a rolling basis after reaching the Target Amount, provided that the offering period remains open through June 15, 2026 unless extended with an amendment.

Proceeds from the Offering will be used primarily for the buildout and launch of the Company's flagship shared-reality entertainment venue in Western North Carolina, including venue construction, VR equipment and technology, Fireside Café buildout, and supporting operational expenses, to support the Company's scalable growth model. A detailed breakdown of the planned use of funds can be found in the "Use of Proceeds" section of this Offering Statement.

Membership-Based Bonus Shares

The Company will provide certain membership-based bonus allocations to eligible investors at the time of Closing. Bonus allocations are awarded in the form of additional shares of CF Common Stock ("Bonus Shares") issuable upon Closing. Bonus Shares will be rounded up to the nearest whole share and do not represent additional capital contributions.

VentureSouth Members — Investors who are active members of VentureSouth at the time of their investment will receive a 10% bonus on the securities issued. This means their Securities will be issued as a total number of shares equal to 110% of the amount otherwise issuable. *Example: an investor purchasing $1,000 of Securities would otherwise receive 100 shares; with the VentureSouth bonus, that investor would receive 110 shares for the same $1,000 investment.*

Vicinity Venture Club Members — Investors who are active members of the Vicinity Venture Club at the time of their investment will receive a 5% bonus on the securities issued. This means their Securities will be issued as a total number of shares equal to 105% of the amount otherwise issuable. *Example: an investor purchasing $1,000 of Securities would otherwise receive 100 shares; with the Vicinity Venture Club bonus, that investor would receive 105 shares for the same $1,000 investment.*

Investors must be active members at the time of investment to qualify. Investors may not combine or "stack" membership-based bonuses with other membership programs unless expressly stated in this Offering Statement. Bonus Shares will be issued on the same terms as the Securities received, except that the purchase price for Bonus Shares will be deemed to be $0.00 and such Bonus Shares will not represent additional capital contributions.

Terms; No Additional Consideration.

Bonus Shares will be issued on the same class and terms as the Securities issued. For avoidance of doubt, Bonus Shares are provided for no additional consideration and are effectively a discount to the investment price. Fractional shares are not issued and are rounded up to the nearest whole share.

Terms and Definitions

The following terms govern the CF Common Stock offered in this Offering. The rights, preferences, limitations, and relative rights of the CF Common Stock are set forth in full in the Company's Articles of Incorporation, as amended by the Articles of Amendment adopted March 25, 2026 (the "Articles"), and the Subscription Agreement (the "Subscription Agreement"), each of which is attached as an Exhibit to this Form C. In the event of any conflict between this summary and the Articles, the Articles shall govern.

Key Terms of the CF Common Stock

Dividend Rights. Commencing with the first full fiscal quarter following the Closing, and continuing each fiscal quarter thereafter until the Return Cap is reached, the Board may, in its sole discretion, declare and pay to holders of CF Common Stock a quarterly cash dividend of up to ten percent (10%) of the Company's EBITDA for such quarter. In determining whether to declare or pay any such dividend, and the amount thereof, the Board shall consider the Company's cash position, working capital needs, capital expenditures, reserve requirements, debt obligations, legal restrictions, and overall financial condition. No dividend shall be payable in any quarter in which EBITDA is zero or negative. Dividends payable to holders of CF Common Stock shall be paid prior to the declaration or payment of any dividend on the Common Stock for the same fiscal quarter.

Non-Cumulative Dividends. The dividend rights of the CF Common Stock are non-cumulative. If, in any fiscal quarter, the Company does not declare or pay all or any portion of the quarterly dividend, the unpaid portion shall not accrue, shall not accumulate, and shall not be payable in any future quarter. No holder of CF Common Stock shall have any right to receive unpaid dividends from prior periods.

Pro Rata Allocation. The quarterly dividend pool shall be allocated among holders of CF Common Stock on a pro rata basis according to the number of shares held by each holder as of the last day of the applicable fiscal quarter. With each quarterly dividend payment, the Company shall provide each Shareholder a statement setting forth the EBITDA calculation for such quarter, the total dividend pool amount, and the Shareholder's pro rata share thereof.

Return Cap on Dividends. The maximum aggregate amount of dividends payable to any holder of CF Common Stock is the Return Cap, equal to three (3) times such holder's original Purchase Price. The Return Cap is calculated individually for each Shareholder. Once a Shareholder has received cumulative dividends equal to their Return Cap, no further dividends shall be declared or paid to that Shareholder, regardless of whether the Company continues to pay dividends to other Shareholders who have not yet reached their Return Cap. If payment of a full quarterly dividend would cause a Shareholder to exceed their Return Cap, the Company shall pay only such portion as would bring that Shareholder to exactly the Return Cap.

Optional Repurchase *.* After a Shareholder has reached the Return Cap, the Company may, in its sole discretion, offer to repurchase all of such Shareholder's shares of CF Common Stock for an amount equal to the original Purchase Price per share. If such an offer is made and accepted, the total cash received by such Shareholder would equal four (4) times their original Purchase Price (consisting of 3x in cumulative dividends plus 1x in repurchase proceeds). No Shareholder shall have any obligation to accept any repurchase offer, and the Company shall have no obligation to make one. If a Shareholder declines or the Company does not make an offer, the Shareholder shall continue to hold their shares and retain all associated rights other than the right to receive further dividends.

Voting Rights. The CF Common Stock is non-voting. Holders of CF Common Stock shall not be entitled to vote on any matter submitted to a vote of the Company's shareholders, including but not limited to the election or removal of directors, amendments to the Articles or Bylaws, or approval of mergers, acquisitions, or other fundamental transactions. Notwithstanding the foregoing, holders of CF Common Stock retain any voting rights mandated by the North Carolina Business Corporation Act that cannot be waived or eliminated by the Articles.

Liquidation Rights. Upon any voluntary or involuntary liquidation, dissolution, or winding up of the Company, after payment of the Company's debts and other liabilities, holders of CF Common Stock shall be entitled to share ratably with holders of Common Stock in the remaining assets available for distribution, pro rata in proportion to the number of shares held by each holder relative to the total number of shares of all classes outstanding immediately prior to the liquidation event. The CF Common Stock shall not have any liquidation preference over the Common Stock.

Change of Control. Upon the closing of a Change of Control, each holder of CF Common Stock shall have the right to participate in the proceeds of such transaction pro rata in proportion to the number of shares held relative to the total number of shares of all classes outstanding immediately prior to the Change of Control. The Board may, in its sole discretion, authorize an additional payment to holders of CF Common Stock who have not yet reached their Return Cap, provided that any such payment shall be made only from legally available funds and only if approved as part of the Change of Control transaction. Any amounts so paid shall count toward and reduce the remaining unpaid portion of the applicable Shareholder's Return Cap on a dollar-for-dollar basis. The CF Common Stock shall not have any liquidation preference, redemption right, or priority distribution right in connection with a Change of Control.

Transfer Restrictions. Shares of CF Common Stock may not be transferred by any Investor for a period of one (1) year from the date of purchase, except as permitted under Regulation CF: (a) transfers to the Company; (b) transfers to an accredited investor; (c) transfers to a member of the family of the Investor or in connection with the death or divorce of the Investor or other similar circumstance; (d) transfers to a trust controlled by the Investor or created for the benefit of a family member; or (e) as part of an offering registered with the SEC or pursuant to another applicable exemption from registration. All shares shall bear a restrictive legend reflecting these restrictions.

Future Financings. In any bona fide equity financing primarily for capital-raising purposes, the Company may, but shall not be obligated to, offer existing holders of CF Common Stock the opportunity to purchase additional securities on substantially the same terms as offered to new investors, subject to applicable securities laws, administrative practicality, minimum investment thresholds, and the Company's determination in its sole discretion. Holders of CF Common Stock shall have no right to receive additional shares without payment and no anti-dilution protection of any kind.

Amendment Protections. The dividend, Return Cap, and repurchase provisions of the Subscription Agreement may not be amended in a manner adverse to Shareholders without the written consent of a majority in interest of the Shareholders.

Key Definitions of the CF Common Stock

Complete terms and definitions can be found in the Articles and Subscription agreement attached as exhibits

"Articles" means the Articles of Incorporation of Avalon Adventure Park, Inc., as amended and restated by the Articles of Amendment adopted March 13, 2026 and further amended March 25, 2026, filed with the North Carolina Secretary of State.

"CF Common Stock " means the class of non-voting common stock designated as "CF Common Stock" and authorized pursuant to Article II(b) of the Articles, of which 100,000 shares are authorized. The CF Common Stock is the class of Securities being offered in this Offering.

"Change of Control" means (i) the sale, transfer, or other disposition of all or substantially all of the Corporation's assets; (ii) a merger, consolidation, or similar transaction in which the Company is not the surviving entity or in which the holders of the Company's outstanding capital stock immediately prior to such transaction hold less than fifty percent (50%) of the voting power of the surviving entity; or (iii) the acquisition by any person or group of persons of beneficial ownership of more than fifty percent (50%) of the Company's then-outstanding voting stock.

"Closing" means the closing of the purchase and sale of the Securities, which shall occur upon the terms specified in the Offering materials and as facilitated by the Intermediary, provided that the Target Offering Amount has been achieved.

 "Common Stock" means the voting common stock of the Company, of which 500,000 shares are authorized and 350,000 shares are issued and outstanding as of the date of this Form C, all of which are held by Matthew Lobel.

"EBITDA" means the Company's net income, determined in accordance with generally accepted accounting principles ("GAAP"), plus (i) interest expense, (ii) income tax expense, (iii) depreciation expense, and (iv) amortization expense, and excluding (v) non-cash charges approved by the Board, (vi) one-time extraordinary items approved by the Board, and (vii) gains or losses arising from non-ordinary-course real estate sales.

"Intermediary" means Vicinity, LLC, the registered funding portal facilitating this Offering, CRD# 307772.

"Maximum Offering Amount" means $350,000, representing the maximum aggregate amount the Company intends to raise in this Offering, or 35,000 shares of CF Common Stock at $10.00 per share.

"Offering" means this Regulation Crowdfunding offering of CF Common Stock pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended.

"Price Per Share" means $10.00 per share of CF Common Stock.

"Purchase Price" means the aggregate amount paid by an Investor for the Subscribed Shares, equal to the number of Subscribed Shares multiplied by the Price Per Share.

"Regulation CF" means Regulation Crowdfunding promulgated under Section 4(a)(6) of the Securities Act of 1933, as amended (17 CFR Part 227).

"Return Cap" means three (3) times the original Purchase Price paid by a given Shareholder for all shares of CF Common Stock held by such Shareholder. The Return Cap is calculated individually for each Shareholder based on their aggregate original investment amount.

"Securities" means shares of CF Common Stock offered and sold pursuant to this Offering.

"Subscription Agreement" means the Subscription Agreement entered into between the Company and each Investor in connection with this Offering, a form of which is attached as an Exhibit to this Form C.

"Target Offering Amount" means $175,000, representing the minimum aggregate amount the Company must raise for the Offering to close, or 17,500 shares of CF Common Stock at $10.00 per share.

Regulation Crowdfunding Restrictions

These securities may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless the securities are transferred (1) to the issuer of the securities, (2) to an accredited investor, (3) as part of an offering registered with the SEC, or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance, all in compliance with applicable securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories at the time of the sale of the securities to that person.

The term "Member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships.

THE INTERESTS HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF BY A PURCHASER WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY'S CHIEF EXECUTIVE OFFICER, COMPLIANCE WITH THE TERMS OF THIS AGREEMENT AND COMPLIANCE WITH ALL APPLICABLE PROVISIONS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, THE RULES AND REGULATIONS PROMULGATED UNDER EACH OF SUCH ACTS AND ANY APPLICABLE STATE "BLUE SKY" OR SECURITIES LAWS.

Closing and Escrow Process

Investors that have committed investment amounts and electronically signed the securities agreement will contribute funds into the designated escrow account for this offering. Once the minimum offering amount has been raised and the offering period has ended, the committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and the offering will be deemed to have successfully closed and the respective investors' investment will be confirmed. Vicinity will notify investors when the offering target amount has been met. Rolling closes may be used once the minimum offering amount has been raised prior to the offering ending.

Cancellation of Investment Commitment

Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the minimum offering amount has been met, the funds will be released to the issuer upon closing and the investor will receive securities in exchange for his or her investment. Vicinity will notify investors if the minimum offering amount has been met. Unless the issuer raises at least the minimum offering amount through this offering, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

Early Termination of the Offering Period

If the issuer raises at least the minimum offering amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that the offering period must be at least 21 days.
Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

Material Changes to the Offering

If the issuer determines that there are any material changes to the offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be canceled, and the committed funds will be returned.

Corporate Actions of the Issuer

Because the CF Common Stock is governed by the Articles of Incorporation, the Subscription Agreement, and the terms of the Securities themselves, investors should be aware that certain corporate actions by the Company may materially affect the value of their investment or the timing and amount of any returns. Holders of CF Common Stock are non-voting and will have no ability to influence the policies or corporate matters of the Company, including those described below. Investors should carefully consider these risks prior to making an investment decision.

No Voting Rights; Limited Ability to Influence Corporate Decisions. Holders of CF Common Stock have no voting rights with respect to any matter submitted to a vote of the Company's shareholders. This includes, without limitation, the election or removal of directors, amendments to the Articles of Incorporation or Bylaws, approval of mergers or acquisitions, the authorization of additional shares, and the declaration or payment of dividends. All governance and strategic decisions of the Company will be made exclusively by Matthew Lobel as the sole holder of voting Common Stock and, as applicable, the Board of Directors. Investors in this Offering have no recourse to challenge or reverse any corporate action taken by the Company's management or Board, except to the extent expressly provided in the Subscription Agreement or required by the North Carolina Business Corporation Act.

Dividend Decisions Are Subject to Board Discretion. While the CF Common Stock carries the right to receive quarterly dividends of up to 10% of EBITDA, the declaration and payment of any such dividend is subject to the sole discretion of the Board of Directors. The Board is not obligated to declare or pay any dividend in any quarter, even if the Company reports positive EBITDA. In determining whether to declare a dividend, the Board may consider the Company's cash position, working capital needs, capital expenditure requirements, reserve policies, debt obligations, and legal restrictions. Dividends are non-cumulative, meaning any unpaid dividend for a given quarter is permanently forfeited and will not accrue or be payable in any future period. Investors should not assume that positive EBITDA will result in dividend payments, and should be prepared for the possibility that dividends may be delayed, reduced, or not paid at all in any given period.

Future Issuances of Securities May Dilute Existing Investors. The Company currently has 500,000 shares of Common Stock authorized, of which 350,000 are issued and outstanding, and 100,000 shares of CF Common Stock authorized. The Company may in the future issue additional shares of either class up to the authorized limits, or may seek to further amend its Articles to increase the authorized share count, without the consent of CF Common Stock holders. Any such issuance would dilute the percentage ownership of existing CF Common Stock holders. Additionally, holders of CF Common Stock have no anti-dilution protection of any kind. While dividend rights and the Return Cap are calculated based on each investor's original Purchase Price rather than percentage ownership, dilution from future issuances may reduce the proportionate economic value of the CF Common Stock in any liquidation, Change of Control, or other distribution event.

The Optional Repurchase Is at the Company's Sole Discretion. After a Shareholder reaches the Return Cap, the Company may offer to repurchase that Shareholder's shares at the original Purchase Price, which if accepted would result in total cash received of four times the original investment. However, the Company has no obligation to make such an offer, and may elect not to do so regardless of its financial condition. Investors who reach the Return Cap but are not offered a repurchase will continue to hold their shares without any further right to dividends. There is no guarantee that a repurchase will ever be offered, and investors should not rely on the optional repurchase as a component of their expected return.

Change of Control Transactions Require No Investor Consent. The Company may enter into a merger, acquisition, sale of all or substantially all of its assets, or similar Change of Control transaction without the approval of CF Common Stock holders. In the event of a Change of Control, holders of CF Common Stock will be entitled to participate in the proceeds pro rata in proportion to their share count relative to all outstanding shares across all classes. However, CF Common Stock carries no liquidation preference or priority distribution right, meaning Common Stock holders will participate on equal footing in any such proceeds. The Board may, but is not required to, authorize additional payments to CF Common Stock holders who have not yet reached their Return Cap. There is no guarantee that any Change of Control transaction will occur, or that the proceeds of any such transaction will result in a meaningful return to CF Common Stock holders.

Amendments to Corporate Documents. The Company may amend its Articles of Incorporation or Bylaws from time to time without the consent of CF Common Stock holders, except where such amendments would adversely affect the dividend, Return Cap, or repurchase provisions of the Subscription Agreement, which require the written consent of a majority in interest of the Shareholders. Investors should be aware that changes to other terms and provisions governing the Company's operations, governance, or capital structure may be made without their input or approval, and such changes could indirectly affect the value or liquidity of the CF Common Stock.

Certain Tax Considerations

The Securities offered hereby are shares of CF Common Stock, a class of equity securities of the Company. The following is a brief summary of certain U.S. federal income tax considerations that may be relevant to prospective investors. This summary is general in nature, does not constitute legal or tax advice, and does not purport to address all tax consequences that may apply to a particular investor's circumstances.

Equity Treatment. The CF Common Stock is intended to be treated as equity for U.S. federal income tax purposes. Investors will not be treated as creditors of the Company, and the Securities should not be characterized as debt instruments. The Company's determination of the appropriate tax characterization of the Securities is not binding on the Internal Revenue Service ("IRS") and may be subject to review or challenge.

Dividend Income. Dividends declared and paid on the CF Common Stock will generally be includable in an investor's gross income as ordinary dividend income in the year received. Depending on the investor's individual circumstances and applicable holding period requirements, dividends may qualify for treatment as "qualified dividend income" subject to preferential long-term capital gains tax rates under applicable provisions of the Internal Revenue Code. Investors should consult their own tax advisors regarding their eligibility for qualified dividend treatment.

Optional Repurchase. If the Company elects to repurchase an investor's shares following the investor reaching the Return Cap, such repurchase will likely be treated as a sale or exchange of stock for U.S. federal income tax purposes, potentially resulting in capital gain or loss to the investor equal to the difference between the repurchase price and the investor's adjusted tax basis in the shares. The character of any such gain or loss as long-term or short-term will depend on the investor's holding period at the time of repurchase.

State, Local, and Non-U.S. Taxes. In addition to U.S. federal income taxes, investors may be subject to state, local, and non-U.S. taxes on income and gains arising from ownership of the Securities. The tax treatment of the CF Common Stock under applicable state and local law may differ from U.S. federal income tax treatment.

All prospective investors are strongly urged to consult their own tax advisors with respect to the U.S. federal, state, local, and non-U.S. tax consequences related to the purchase, ownership, and disposition of the Securities in light of their particular circumstances. The foregoing is not intended to be, and should not be construed as, legal or tax advice to any particular person.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned
Matt Lobel	100%

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their qualifications.

Name: Matthew Lobel
Position: President & COO, Director
Dates: August 14, 2025 – Present
Full-time or Part-Time: Full-time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location):

Avalon Adventure Park, Inc. — President & COO (August 2025 – Present), Mills River, NC. Responsible for all business operations, technology development, financial planning, and fundraising. Developed the Company's proprietary shared-reality VR platform, designed the business model and financial projections, and leads all pre-launch activities.

Sparrow Enterprises, Inc. — President (1992 – Present). Operations, management, and entrepreneurial leadership across multiple business ventures.

Education: Berklee College of Music, Professional Music Program

Matthew Lobel is subject to a civil judgment of $27,823.87 arising from personal divorce proceedings, which has no connection to the Company or its operations. The Company does not believe this personal matter will have any material impact on Mr. Lobel's ability to lead the Company or on the Company's business, financial condition, or results of operations.

Name: Evelyn Fernandez
Position: CMO, Director
Dates: August 2025 – Present
Full-time or Part-Time: Part-time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location):
Avalon Adventure Park, Inc. — CMO (August 2025 – Present), Mills River, NC. Responsible for creative vision, venue design, brand identity, marketing strategy, and community engagement. Architect of the Fireside Café concept.

Narrator Files — Marketing Manager (2023 – Present).

Education: El Obrador, Argentina, Pastelero Profesional

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	350,000 shares issued and outstanding (of 500,000 authorized)
Voting Rights	Full voting rights on all matters submitted to a vote of shareholders, including election and removal of directors, amendments to Articles or Bylaws, and approval of mergers, acquisitions, or other fundamental transactions. One vote per share.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Common Stock represents 100% of the voting power of the Company. Holders of CF Common Stock have no voting rights (except as mandated by the North Carolina Business Corporation Act) and no anti-dilution protection. The Company may

	issue additional shares of Common Stock or CF Common Stock up to authorized limits without the consent of CF Common Stock holders, which would dilute CF Common Stock holders' proportionate ownership in any liquidation or Change of Control event.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering, if convertible securities).	100% pre-offering.

The Company has the following debt outstanding:

Type of debt	None
Amount outstanding	
Interest rate	
Describe any collateral or security	
Maturity date	
Other material terms	

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	**Number Sold**	**Money Raised**	**Use of Proceeds**	**Offering Date**	**Exemption from Registration Used or Public Offering**

None					

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering,
in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the Issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of interest in transaction	Amount of interest

Use of Proceeds

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$9,000	6.00%	$21,000
Venue Buildout & Construction	38.85%	$58,280	37.60%	$131,600
VR Equipment & Technology	12.53%	$18,800	10.47%	$36,660
Café Equipment & Furnishings	12.53%	$18,800	8.86%	$31,020
Lease Deposit	12.06%	$18,095	12.35%	$43,240
Pre-Opening Expenses	14.41%	$21,620	12.09%	$42,300
Working Capital & Contingency	3.62%	$5,405	12.63%	$44,180
Total	**100.00%**	**$175,000**	**100.00%**	**$350,000**

Business Plan Description

Avalon Adventure Park, Inc., doing business as Avalon Adventures, is developing Western North Carolina's first indoor shared-reality VR adventure arena. The Company's flagship product, Avalon Battlegrounds, uses Meta Quest 3S headsets to transform physical arena spaces into immersive fantasy environments where up to 12 players share the same adventure simultaneously. Players wear headsets and wield physical props as swords, shields, and wands while battling virtual monsters, dodging projectiles, and solving cooperative challenges. Each player is replaced with a 3D avatar, and the game mechanics are strength-neutral by design, allowing a 7-year-old to compete on equal footing with an adult.

The Company plans to open its venue in the Brevard/Hendersonville area of Western North Carolina in June 2026. At the minimum raise of $175,000, the venue will occupy approximately 4,400 square feet of flex/industrial space configured with two 1,000-square-foot VR arenas, a 1,500-square-foot lounge café with espresso service and AV screens streaming live gameplay, and a lobby with check-in and merchandise areas. At the target raise of $350,000, the Company will execute the full buildout from Day 1: four arenas, a 3,000-square-foot destination Fireside Café, and seasonal trail experiences in approximately 10,000 square feet.

The VR system operates on consumer Meta Quest 3S headsets running on a local area network with no cloud dependency. All game processing, matchmaking, and session management occur on-site via dedicated server hardware. Device management, kiosk mode, content lockdown, and remote oversight are handled via a proprietary in-house operator panel and ADB-based scripting. All game software is proprietary, developed in-house using Unity with Meta OpenXR SDK, and the full intellectual property is owned by the Company. The platform architecture supports deployment of new game content without hardware changes.

The venue will offer multiple game modes: Battlegrounds (cooperative team adventure), DodgeIt (competitive strength-neutral dodgeball), and Meteor Shower (cooperative survival). Sessions are sold per person in three tiers — Single ($20 for one 15-minute session), Double ($34 for two sessions), and Triple ($49 for three sessions) — with a projected blended average ticket of $35.75. Additional revenue streams include birthday party packages ($349–$599), café sales of espresso drinks and locally sourced pastries and sandwiches, branded merchandise, and under the target raise, seasonal trail experiences projected to generate approximately $200,000 per year.

The venue's location in Western North Carolina serves a local population of approximately 300,000 within a 45-minute drive radius and approximately 2 million annual tourists visiting the Asheville and Blue Ridge region. Combined annual visitor spending in Henderson and Transylvania counties exceeds $520 million. There are currently no comparable shared-reality entertainment venues in the region, and the nearest multiplayer VR arena experiences are located in major metropolitan areas more than two hours away. The region experiences 120–150 days of precipitation annually, creating consistent demand for indoor, weather-proof entertainment.

The Company projects Year 2 (2027) revenue of $1,771,000 and EBITDA of $1,115,000 (63% margin) under the minimum raise configuration, and Year 2 revenue of $2,358,000 and EBITDA of $1,414,000 (60% margin) under the target raise configuration. Year 1 reflects seven months of operation (June–December 2026). VR sessions represent approximately 78% of steady-state revenue, with the café, merchandise, birthday parties, and seasonal events comprising the balance. These projections are forward-looking estimates based on management assumptions and may differ materially from actual results. See "Offering Risk Factors" for a discussion of risks that may affect the Company's ability to achieve these projections.

The minimum raise configuration is designed to generate sufficient operating cash flow to self-fund expansion to additional arenas without requiring further external capital. If Year 2 performance validates the business model, the Company intends to begin expansion into larger Southeastern markets, including Charlotte, Greenville, and Atlanta, in Years 3–4. The technology platform and operating model are designed for multi-location replication. There is no assurance that expansion will occur on this timeline or at all.

FINANCIAL INFORMATION

Operations

The Company does not have revenues or costs of revenues to date. Avalon Adventure Park, Inc. was incorporated on August 14, 2025 and has not yet commenced operations. The Company is currently in its pre-operational phase, focused on securing its venue, completing buildout, and deploying the VR technology platform in advance of its planned opening in June 2026.

Expenses of the Company to date have included payment and processing fees (2025: $699). No other operating expenses were incurred during the period from inception through December 31, 2025.

Historical performance of the Company is not representative of expected future performance, as the Company has not yet opened its venue or generated any revenue. The Company's financial history reflects only early-stage organizational and administrative activity.

The reviewed financial statements cover the period from inception (August 14, 2025) through December 31, 2025, the Company's first and only completed fiscal year to date. As of December 31, 2025, the Company held cash in the amount of $102 and deposits and advances of $10,000, representing earnest money paid in connection with potential asset acquisitions, for total assets of $10,102. The Company had no liabilities as of that date, and total stockholders' equity of $10,102. No prior year comparative financial information exists, as 2025 represents the Company's first fiscal year.

Liquidity and Capital Resources

Targeted sources of capital total up to $350,000 and are estimated (subject to change) as follows:

Reg CF investment: $175,000 (minimum) — $350,000 (maximum)

The Company does not currently anticipate any additional equity financing outside of this Offering. In the event the Offering closes at or near the minimum raise amount of $175,000, the Company may utilize debt financing, including business loans or lines of credit, to supplement equity proceeds and fund any remaining capital requirements necessary for venue buildout and launch. There can be no assurance that such debt financing will be available on acceptable terms or at all.

Offering Updates

Updates regarding the progress of the issuer in meeting the target amount will be provided via email after milestones of 30%, 60%, and 90% funded. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page through https://marketplace.vicinityventures.co/offers/151.

Annual Report

The Issuer plans to provide its annual report within 120 days after the end of the fiscal year, and will inform investors via email where to find the report.

OFFERING RISK FACTORS

Investors should be aware that the Securities involves a significant, and sometimes speculative, degree of risk. Investors should carefully read these Offering Risk Factors prior to making an investment and should be able to bear the complete loss of his investment.

It is impossible to accurately predict the results to an Investor from an investment in the Company because of the Company's business risks associated with a development stage company, the risks associated with a private offering and lack of liquidity. Accordingly, an investor must make his own independent analysis of the potential risks and rewards of an investment in the Securities.

Investor should consider carefully, among other risks, the following risks, and should consult with his own legal, tax, and financial advisors prior to subscribing for Securities with respect thereto.

Business Risks

The Company Is a Pre-Operational Stage Company with No Operating History. Avalon Adventure Park, Inc. was incorporated on August 14, 2025 and has not yet commenced revenue-generating operations. The Company has no operating history upon which anyone evaluating its future business operations can rely. The likelihood of the Company's success should be considered in light of the significant challenges, expenses, complications, and delays encountered by newly formed businesses in the early stages of development, particularly those that have not yet opened their primary facility or generated any customer revenue.

The Company's Financial Projections Are Forward-Looking and Not Guaranteed. The financial projections included in this Offering Statement are based on assumptions and estimates made by management and are inherently uncertain. Projected revenues, EBITDA margins, customer volumes, and return timelines may differ materially from actual results. The Company's projections assume successful venue buildout, timely opening in June 2026, sustained customer demand, and operational execution across multiple revenue streams. There is no assurance that any of these assumptions will prove accurate. Investors should not place undue reliance on any forward-looking financial information contained herein.

The Company's Venue Buildout Is Subject to Cost Overruns and Delays. The Company's ability to open and generate revenue is dependent on the successful buildout of its venue within the projected budget and timeline. Construction and buildout projects are inherently subject to cost overruns, contractor delays, permitting issues, and unforeseen complications. If the buildout exceeds the budgeted amounts or is delayed beyond the planned June 2026 opening, the Company's working capital reserves could be depleted before it begins generating revenue. If the Offering closes at the minimum raise amount of $175,000, the Company will have significantly less buffer to absorb such overruns, which could require it to seek additional financing on unfavorable terms or delay its opening indefinitely.

The Company's Proprietary Technology Has Not Been Commercially Deployed at Scale. The Company's shared-reality VR platform is proprietary technology developed in-house by the founding team. While the Company has developed a working prototype, this technology has not been commercially deployed in a live venue environment with paying customers at scale. There is no guarantee that the technology will perform reliably under full operational conditions, that software bugs or hardware failures will not result in service disruptions, or that the guest experience will meet customer expectations. Any significant technical failures following opening could harm the Company's reputation, result in refunds, and reduce customer retention.

The Company Is Dependent on Third-Party Hardware That It Does Not Control. The Company's VR experience is built on Meta Quest 3 headsets. The Company does not manufacture these devices and has no control over their continued production, pricing, availability, or software compatibility. Meta could discontinue the Quest 3 platform, alter its software ecosystem in ways that are incompatible with the Company's proprietary software, or introduce hardware changes that require the Company to make significant modifications to its systems. Supply chain disruptions could delay the Company's ability to replace or expand its headset fleet. Any of these events could materially disrupt the Company's operations.

The Company's Market Acceptance of Shared-Reality Entertainment Is Uncertain. Shared-reality VR entertainment venues represent a relatively new and evolving category of consumer entertainment. While the Company believes there is significant demand for its offering in Western North Carolina, there is no guarantee that consumers in the target market will adopt shared-reality entertainment at the rates projected. Consumer preferences may shift, competing entertainment formats may emerge, or the novelty of VR experiences may diminish over time. If the Company is unable to build and sustain sufficient customer demand, its financial condition and results of operations could be materially adversely affected.

The Company Is Subject to Competition from Existing and Future Entertainment Operators. While the Company currently operates in a market with no direct shared-reality VR competitors, the entertainment industry is highly competitive and evolving rapidly. Established entertainment operators, including national chains, trampoline parks, escape room operators, and other experiential entertainment venues, could introduce VR or immersive technology offerings that compete directly with the Company. Larger competitors may have substantially greater financial, marketing, and operational resources than the Company. There is no guarantee that the Company will be able to differentiate itself sufficiently to maintain its competitive position over time.

The Company's Revenue Is Heavily Dependent on Tourism and Seasonal Demand . Western North Carolina attracts approximately 2 million tourists annually, with approximately 71% arriving between May and October. The Company's projected revenue model assumes a meaningful contribution from tourist traffic during peak season. A decline in regional tourism due to economic downturns, natural disasters, public health events, or other factors could significantly reduce customer volume during the Company's highest-revenue period. While the Company's indoor venue is designed to attract rainy-day and off-season visitors, there is no assurance that off-season local demand will be sufficient to sustain operations if tourism declines materially.

The Company Is Dependent on Key Personnel. The Company is substantially dependent on the skills, experience, and continued involvement of its founder and President, Matthew Lobel, who developed the Company's proprietary technology, designed the business model, and will lead day-to-day operations following opening. The loss of Mr. Lobel's services for any reason could have a severe and potentially irreparable impact on the Company's operations, technology platform, and business prospects. The Company does not currently maintain key-person life or disability insurance on Mr. Lobel. The ability to attract, integrate, motivate, and retain qualified personnel at all levels of the organization will also affect the Company's operational and financial performance.

The Company May Be Unable to Protect Its Intellectual Property. The Company's shared-reality software platform represents a significant competitive asset. The Company relies primarily on trade secret protections and proprietary know-how rather than registered patents. The Company cannot guarantee that it will be able to prevent competitors from developing similar technology independently, reverse-engineering its systems, or hiring personnel with knowledge of its methods. If third parties successfully replicate or misappropriate the Company's technology, the Company's competitive advantage could be materially diminished, which could adversely affect its revenue and long-term prospects.

The Company's Operations Are Subject to Regulatory and Licensing Requirements . As an entertainment venue serving the public, the Company will be required to comply with a range of federal, state, and local regulations, including building codes, fire safety and occupancy standards, Americans with Disabilities Act requirements, food service licensing for the Fireside Café, and general business licensing requirements. Failure to obtain or maintain required permits and licenses, or changes in applicable regulations, could delay the Company's opening, require costly modifications to the venue, or result in fines or closure orders that materially disrupt operations.

The Company's Revenue Streams Are Concentrated in a Single Location. The Company's entire projected revenue for the foreseeable future will be generated from a single venue in Western North Carolina. Any event that disrupts operations at that location, including fire, flood, natural disaster, extended equipment failure, lease termination, or public health emergency, could eliminate the Company's revenue entirely during the disruption period. Unlike multi-location operators, the Company has no geographic diversification to offset such disruptions, and any prolonged closure could exhaust the Company's working capital and threaten its ability to continue as a going concern.

The Company May Need Additional Capital Beyond This Offering. The Company may require additional capital beyond the proceeds of this Offering to fund operations, address cost overruns, expand its offering, or sustain the business through periods of lower-than-projected revenue. There is no guarantee that additional capital will be available when needed, on acceptable terms, or at all. If the Company is unable to raise additional capital when required, it may be forced to curtail operations, delay its expansion plans, or cease operations entirely.

The Fireside Café and Additional Revenue Streams May Not Perform as Projected. The Company's financial model includes revenue contributions from the Fireside Café, seasonal trail experiences, birthday party and event bookings, and merchandise sales. These ancillary revenue streams are subject to their own operational risks, including consumer preference, food service execution, seasonal weather patterns, and competitive alternatives. If one or more of these revenue streams underperforms materially relative to projections, the Company's overall financial results could be adversely affected, and the pace at which dividends are declared and paid to CF Common Stock holders could be materially reduced.

Risks Related to the Structure of the Company and the Offering

An Investment in the Company Is a Speculative Investment. The Company's business objectives must be considered highly speculative, and there is no assurance that the Company will be able to satisfy those objectives. No assurance can be given that any investor will realize a return on their Securities, or that investors will not lose their entire investment. All prospective investors should consult with their attorney, tax advisors, and business advisors prior to making an investment in the Securities.

There Is No Guarantee That Dividends Will Ever Be Declared or Paid *.* The CF Common Stock carries the right to receive quarterly dividends of up to 10% of EBITDA, but the declaration and payment of any dividend is subject to the sole discretion of the Board of Directors. The Company may report positive EBITDA and still elect not to pay dividends based on working capital needs, capital expenditure requirements, reserve policies, or other factors. Dividends are non-cumulative, meaning any unpaid dividend is permanently forfeited. Investors should not make an investment decision based on an assumption that dividends will be paid on any particular timeline or at any particular amount.

The Return Cap Limits Investor Upside. The maximum aggregate dividends payable to any holder of CF Common Stock is capped at three times their original Purchase Price, regardless of the Company's future financial performance. If the Company performs exceptionally well, investors in the CF Common Stock will not participate in that outperformance via dividends beyond the Return Cap and would participate in any future upside purely as Common Stock holders.

The Optional Repurchase May Never Occur. Following a Shareholder reaching the Return Cap, the Company may, but is not obligated to, offer to repurchase that Shareholder's shares at the original Purchase Price. The Board has sole discretion over whether to make such an offer, and investors have no legal right to compel a repurchase. Investors should not assume that the optional repurchase will occur or rely on it as part of their expected return. If the Company does not make a repurchase offer, investors who have reached the Return Cap will continue to hold shares with no further right to dividends.

Investors Have No Voting Rights and No Ability to Influence Company Decisions. The CF Common Stock is entirely non-voting. Holders will have no ability to vote on the election of directors, amendments to the Articles of Incorporation or Bylaws, major transactions including mergers and acquisitions, additional issuances of securities, or any other matter submitted to a vote of shareholders. All governance decisions will be made exclusively by Matthew Lobel as the sole holder of voting Common Stock. Investors have no recourse to challenge management decisions they believe are contrary to their interests, except to the extent expressly required by the North Carolina Business Corporation Act or the terms of the Subscription Agreement.

The Company Is Controlled by a Single Majority Shareholder. Matthew Lobel holds 100% of the outstanding voting Common Stock of the Company and will retain voting control of the Company following the closing of this Offering. As sole voting shareholder and President, Mr. Lobel has the ability to make all significant corporate decisions unilaterally, including those affecting the dividend policy, capital structure, strategic direction, and disposition of the Company, without any input or approval from CF Common Stock holders. This concentration of control may result in decisions that are not in the best interests of CF Common Stock investors.

Investor Will Not Have a Right to Withdraw Its Investment. Once the Offering has closed and Securities have been issued, investors will have no right to withdraw their investment or demand redemption of their shares except as may be permitted under the optional repurchase provision, which is entirely at the Company's discretion. Investors should not consider investing in the Securities unless they are able to hold the Securities for an indefinite period without the need for liquidity.

The Securities Will Have Limited Transferability. The CF Common Stock may not be transferred for a period of one year from the date of purchase, except in the limited circumstances permitted under Regulation CF. Following the one-year lockup period, transfers are restricted to accredited investors, family members, company repurchases, and registered offerings, among other limited exceptions. There is no current market for the Securities, and no public market is expected to develop. Investors cannot expect to be able to liquidate their investment in the event of a financial emergency or change in personal circumstances.

Future Issuances of Securities May Dilute Existing Investors. The Company currently has significant authorized but unissued shares of both Common Stock and CF Common Stock. The Company may issue additional shares of either class in the future without the consent of existing CF Common Stock holders. Any such issuance would dilute the percentage ownership of existing CF Common Stock holders. The CF Common Stock carries no anti-dilution protection of any kind. While the Return Cap and dividend rights are calculated based on original Purchase Price rather than percentage ownership, dilution from future issuances could reduce the proportionate economic value of the CF Common Stock in any liquidation or Change of Control event.

The CF Common Stock Has No Liquidation Preference. In the event of a liquidation, dissolution, or winding up of the Company, holders of CF Common Stock will participate ratably with holders of Common Stock in the remaining assets of the Company after payment of debts and liabilities. The CF Common Stock has no liquidation preference or priority distribution right over the Common Stock. In a liquidation scenario, the Company's assets may be insufficient to return any capital to equity holders of any class.

The Price of the Securities Is Not Based on Established Valuation Criteria. The $10.00 per share purchase price of the CF Common Stock and the Company's $3.5 million pre-money valuation have been determined by the Company based on its assessment of its capital needs, business plan, and growth potential, and not on the basis of any independent appraisal, book value, earnings history, or other established valuation methodology. The Company has no operating history and no revenue. There is no assurance that the Securities have an intrinsic value equal to or greater than their purchase price.

The Offering Is Not Registered with the Securities and Exchange Commission or State Securities Authorities. The Offering of the Securities will not be registered with the SEC under the Securities Act of 1933 or the securities agency of any state, and is being made in reliance upon an exemption under Section 4(a)(6) of the Securities Act. Prospective investors will not have the benefit of review by the SEC or any state securities regulatory authority.

The Company's Management Is Entitled to Indemnification. The Company's Bylaws provide for the indemnification of directors and officers against certain claims, expenses, judgments, and other liabilities incurred in connection with their service to the Company, subject to applicable law. As a result, investors may have a more limited right of action against the Company's officers and directors than they would have absent these provisions. This indemnification obligation could also place a financial burden on the Company in the event that significant claims are brought against its management.

The Company Is Only Required to File Annual Reports, Not Quarterly Reports. As a company relying on the Regulation CF exemption, the Company is required to file annual reports with the SEC and post them on its website within 120 days of the end of each fiscal year, but is not required to file quarterly reports or have its financial statements audited. Investors will have limited visibility into the Company's financial performance between annual reporting periods. The Company's annual reporting obligations may terminate in the future in accordance with the conditions set forth under Regulation CF, after which investors may have no right to receive ongoing financial information.

Exhibits

 A) Avalon Adventure Park Inc. Article of Incorporation
B) Avalon Adventure Park Inc. Articles of Amendment
C) Avalon Adventure Park Inc. Subscription Agreement
D) Reviewed Financials
E) Avalon Adventures Pitch Deck
F) Avalon Testing the Waters Page
G) Business Plan

Exhibits

A) Avalon Adventure Park Inc. Article of Incorporation



NORTH CAROLINA
Department of the Secretary of State

To all whom these presents shall come, Greetings:

I, ELAINE F. MARSHALL, Secretary of State of the State of North Carolina, do hereby certify the following and hereto attached to be a true copy of

ARTICLES OF INCORPORATION

OF

AVALON ADVENTURE PARK INC.

the original of which was filed in this office on the 14th day of August, 2025.





Scan to verify online.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal at the City of Raleigh, this 14th day of August, 2025.

Elaine F. Marshall

Secretary of State

SOSID: 3107291
Date Filed: 8/14/2025 10:49:00 AM
Elaine F. Marshall
North Carolina Secretary of State
C2025 212 00622

STATE *of* NORTH CAROLINA
DEPARTMENT *of the* SECRETARY *of* STA
ARTICLES *of* INCORPORATION

Pursuant to §55-2-02 of the General Statutes of North Carolina, the undersigned does hereby submit these Articles of Incorporation for the purpose of forming a business corporation.

ARTICLE I.

The name of this corporation is AVALON ADVENTURE PARK INC..

ARTICLE II.

The number of shares the corporation is authorized to issue is 10000.

ARTICLE III.

These shares shall be all of one class, designated as common stock.

ARTICLE IV.

The name, title, and address of the person executing these articles is Lovette Dobson, Incorporator, at 17350 State Hwy 249 #220, Houston TX 77064.

ARTICLE V.

The name of the initial registered agent of the corporation is MATTHEW LOBEL, and the street address and county of the initial registered office of the corporation is 200 Turkey Pine Ct, Mills River NC 28759, in the County of HENDERSON.

ARTICLE VI.

The street address and county of the principal office of the corporation is 200 TURKEY PINE CT, Mills River, North Carolina 28759 US, in the County of HENDERSON.

ARTICLE VII.

The corporation shall indentify its directors, members, managers, officers, employees, and agents to the fullest extent provided by the laws of the State of North Carolina now or hereafter in force, including the advance of expenses under the procedures provided by such laws.

ARTICLE VIII.

The names and addresses of the directors for the corporation who shall act until the first meeting or until their successors are duly chosen and qualified are:

Matthew Lobel - 200 TURKEY PINE CT, MILLS RIVER, NORTH CAROLINA 28759

Evelyn Fernandez - 200 TURKEY PINE CT, MILLS RIVER, NORTH CAROLINA 28759

ARTICLE IX.

These articles will be effective upon filing.

Dated: Jul 31, 2025

Lovette Dobson

Lovette Dobson, Incorporator

Certification# C202521200622-1 Reference# C202521200622- Page: 2 of 2

B) Avalon Adventure Park Inc. Articles of Amendment

ARTICLES OF AMENDMENT
AVALON ADVENTURE PARK INC.

Pursuant to Section 55-10-06 of the North Carolina Business Corporation Act, the undersigned corporation hereby submits these Articles of Amendment to its Articles of Incorporation:

1. Name of the Corporation:

Avalon Adventure Park Inc.

2. Date of Incorporation:

August 14,2025

3. SOSID:

3107291

4. The text of each amendment adopted:

ARTICLE II of the Articles of Incorporation is hereby amended and restated in its entirety to read as follows:

ARTICLE II.

The total number of shares the corporation is authorized to issue is One Hundred Ten Thousand (110,000), divided into two classes as follows:

(a) Common Stock. Ten Thousand (10,000) shares of Common Stock.

(b) CF Common Stock. One Hundred Thousand (100,000) shares of CF Common Stock.

ARTICLE III of the Articles of Incorporation is hereby amended and restated in its entirety to read as follows:

ARTICLE III.

The designations, preferences, limitations, and relative rights of each class of shares are as follows:

PART A -- COMMON STOCK

Section A.1. Voting Rights.

Eachholder of CommonStockshall be entitled to one (1) vote per share on all matters submitted to a voteoftheshareholders of the Corporation.

Section A.2. Dividends.

The holders of CommonStockshall be entitled to receive dividends when, as, and if declared by the BoardofDirectors out of funds legally available therefor, subject to the prior rights, if any,ofholdersofany other class of stock.

Section A.3. Liquidation.

Upon any voluntaryorinvoluntary liquidation, dissolution, or winding up of the Corporation, afterpaymentorprovision for payment of the debts and other liabilities of the Corporation,theholdersofCommon Stock shall be entitled to share ratably in the remaining assetsoftheCorporation available for distribution, subject to the rights of holders of any otherclassofstock.

Section A.4. NoRestrictions.

The Common Stockshallnotbesubject to any dividend cap, return cap, repurchase obligation, or otherlimitationondistributions except as may be required by applicable law.

PART B -- CF COMMON STOCK

Section B.1. Designation.

Theclassof sharesdesignatedas"CF Common Stock" shall have the rights, preferences, limitations, and relativerightssetforth in this Part B.

Section B.2. Voting Rights.

The CF Common Stockshallbenon-voting. Holders of CF Common Stock shall not be entitled to vote on anymattersubmitted to a vote of the shareholders of the Corporation, including but not limitedtotheelection or removal of directors, amendments to these Articles of IncorporationortheBylaws, or approval of mergers, acquisitions, or other fundamental transactions.Notwithstanding the foregoing, holders of CF Common Stock shall retain any votingrightsthatare mandated by the North Carolina Business Corporation Act and thatcannotbe waived or eliminated by these Articles.

Section B.3. Dividends.

(a) Discretionary Dividend.The Board of Directors may, in its sole discretion, declare and pay to holdersofCF Common Stock a quarterly cash dividend of up to ten percent (10%) of the Corporation's EBITDA for such fiscal quarter. In determining whether to declare or pay any such dividend, and the amount thereof, the Board shall consider the Corporation's cash position, working capital needs, capital expenditures, reserve requirements, debt obligations, legal restrictions, and overall financial condition. No dividend shall be payable for any quarter in which EBITDA is zero or negative.

(b) Definition of EBITDA. For purposes of this Part B, "EBITDA" means the Corporation's net income, determined in accordance with generally accepted accounting principles ("GAAP"), plus (i) interest expense, (ii) income tax expense, (iii) depreciation expense, and (iv) amortization expense, and excluding (v) non-cash charges approved by the Board of Directors, (vi) one-time extraordinary items approved by the Board of Directors, and (vii) gains or losses arising from non-ordinary-course real estate sales.

(c) Non-Cumulative. The dividend rights set forth in this Section B.3 are non-cumulative. If, in any fiscal quarter, the Corporation does not declare or pay all or any portion of the quarterly dividend contemplated by Section B.3(a), the unpaid portion shall not accrue, shall not accumulate, and shall not be payable in any future quarter. No holder of CF Common Stock shall have any right to receive unpaid dividends from prior periods.

(d) Priority. Dividends payable under this Section B.3 shall be paid prior to the declaration or payment of any dividend on the Common Stock for the same fiscal quarter. No dividend shall be declared or paid on the Common Stock in any fiscal quarter unless any dividend declared on the CF Common Stock for such quarter has been paid in full.

Section B.4. Return Cap on Dividends.

(a) Cap Amount. The maximum aggregate amount of dividends payable to any holder of CF Common Stock pursuant to Section B.3 shall be three (3) times the original purchase price per share paid by such holder (the "Return Cap"). The Return Cap shall be calculated individually for each holder based on the aggregate purchase price paid by such holder for all shares of CF Common Stock held by such holder.

(b) Termination of Dividend Rights. Once a holder of CF Common Stock has received cumulative dividends equal to the Return Cap, no further dividends shall be declared or paid to such holder under Section B.3, regardless of whether the Corporation continues to pay dividends to other holders of CF Common Stock who have not yet reached the Return Cap.

Section B.5. Optional Repurchase.

(a) Company Option. After a holder of CF Common Stock has reached the Return Cap, the Corporation may, in its sole discretion, offer to repurchase all of such holder's shares of CF Common Stock for an amount per share equal to the original purchase price per share paid by such holder. If such an offer is made and accepted, the total cash received by such holder would equal four (4) times the original purchase price (consisting of 3x in dividends plus 1x in repurchase price).

(b) No Obligation to Accept. No holder of CF Common Stock shall have any obligation to accept any repurchase offer made by the Corporation under this Section B.5.

(c) No Obligation to Offer. The Corporationshallhavenoobligationtomakea repurchase offer under this SectionB.5.Thedecisiontoofferrepurchaseshallbe made by the Board of Directors initssolediscretion,subjecttoapplicablelawand the availability of legally availablefunds.

Section B.6. Continued Ownership After Return Cap.

If a holder of CF Common StockreachestheReturnCapandtheCorporationdoesnot make a repurchase offer underSectionB.5,oriftheCorporationmakesarepurchase offer and the holder declinesorfailstoacceptit,theholdershallcontinuetoholdits shares of CF Common Stock.Suchholdershallnotbeentitledtoanyfurtherdividends under Section B.3 but shallretainallotherrightsassociatedwithownershipoftheshares, including the right to participateproratainanyliquidation,dissolution,windingup, merger, acquisition, or saleoftheCorporationasdescribedinSectionB.8.

Section B.7.ChangeofControl.

(a) Pro RataParticipation.UpontheclosingofaChangeofControl,eachholderof CF CommonStockshallhavetherighttoparticipateintheproceedsofsuch transaction pro rata in proportion to the number of shares held by such holder relative to the totalnumberofsharesofallclassesoutstandingimmediatelypriortothe Change ofControl.

(b) DiscretionaryAcceleration.TheBoardofDirectorsmay,initssolediscretion, authorize an additional payment to holders of CF Common Stock who have not yet reached the Return Cap, provided that any such payment shall be made only from legally available funds and only if approved as part of the Change of Control transaction. Any amounts paid to a holder pursuant to this Section B.7(b) shall count toward and reduce the remaining unpaid portion of such holder's Return Cap on a dollar-for-dollar basis.

(c) NoPreference.Exceptasmayberequiredbyapplicablelaworbytherightsof any seniorsecuritiesorsecuredindebtedness,theCFCommonStockshallnothave any liquidationpreference,redemptionright,orprioritydistributionrightin connection with a Change of Control.

(d) Definition.ForpurposesofthisPartB,"ChangeofControl"means(i)thesale, transfer, or other disposition of all or substantially all of the Corporation's assets, (ii) a merger,consolidation,orsimilartransactioninwhichtheCorporationisnotthe surviving entity or in which the holders of the Corporation's outstanding capital stock immediately prior to such transaction hold less than fifty percent (50%) of the voting power of the surviving entity, or (iii) the acquisition by any person or group of persons of beneficial ownership of more than fifty percent (50%) of the Corporation's then-outstanding voting stock.

Section B.8.Liquidation.

(a) Upon any voluntaryorinvoluntaryliquidation,dissolution,orwindingupofthe Corporation, after paymentorprovisionforpaymentofthedebtsandotherliabilities of the Corporation, theholdersofCFCommonStockshallbeentitledtoshareratably

with the holders of Common Stock in the remaining assets of the Corporation available for distribution, pro rata in proportion to the number of shares held by each holder relative to the total number of shares of all classes outstanding immediately prior to the liquidation event.

(b) The CF Common Stock shall not have any liquidation preference over the Common Stock.

Section B.9. Future Financings.

In any bona fide equity financing primarily for capital-raising purposes, the Corporation may, but shall not be obligated to, offer existing holders of CF Common Stock the opportunity to purchase additional securities on substantially the same terms as offered to new investors, subject to applicable securities laws, administrative practicality, minimum investment thresholds, and the Corporation's determination in its sole discretion. Holders of CF Common Stock shall have no right to receive additional shares without payment and no anti-dilution protection of any kind.

Section B.10. Transfer Restrictions.

Shares of CF Common Stock shall be subject to such transfer restrictions as may be required by applicable federal and state securities laws, including but not limited to the restrictions on transfer set forth in Section 4(a)(6) of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Section B.11. No Other Rights.

Except as expressly set forth in this Part B, the CF Common Stock shall have no other special rights, preferences, or privileges.

5. The date of adoption of each amendment:

Each amendmentwas adopted on March 13, 2026.

6. The amendment(s) were duly adopted by the board of directors and the shareholders of the corporation.

The amendmentwas approved by the Board of Directors by unanimous written consent on March 13, 2026.

The amendmentwas approved by the sole shareholder of the Corporation by written consent on March 13, 2026,which shareholder holds 1,000shares of Common Stock, constituting 100% of the outstandingshares of the Corporation entitledto vote on the amendment.

7. These articles will be effective upon filing.

Date: March 13, 2026

Signature: _____

Matthew Lobel, President and COO
Avalon Adventure Park Inc.

ARTICLES OF AMENDMENT
AVALON ADVENTURE PARK INC.

Pursuant to Section 55-10-06 of the North Carolina Business Corporation Act, the undersigned corporation hereby submits these Articles of Amendment to its Articles of Incorporation:

1. Name of the Corporation:

Avalon Adventure Park Inc.

2. Date of Incorporation:

August 14,2025

3. SOSID:

3107291

4. The text of each amendment adopted:

ARTICLE II of the Articles of Incorporation, as previously amended, is hereby amended and restated in its entirety to read as follows:

> **ARTICLE II.**
>
> The total number of shares the corporation is authorized to issue is Six Hundred Thousand (600,000), divided into two classes as follows:
>
> (a) Common Stock. Five Hundred Thousand (500,000) shares of Common Stock.
>
> (b) CF Common Stock. One Hundred Thousand (100,000) shares of CF Common Stock.

All other provisions of the Articles of Incorporation, as amended, including without limitation Article III and all rights, preferences, limitations, and relative rights of the Common Stock and CF Common Stock set forth therein, shall remain in full force and effect and are not amended hereby.

5. The date of adoption of each amendment:

The amendment was adopted on March 25, 2026.

6. The amendment(s) were duly adopted by the board of directors and the shareholders of the corporation.

The amendmentwas approved by the Board of Directors by unanimous written consent on March 25, 2026.

The amendment was approved by the sole shareholder of the Corporation by written consent on March 25, 2026, which shareholder holds 1,000shares of Common Stock, constituting 100% of the outstanding shares of the Corporation entitledto vote on the amendment.

7. These articles will be effective upon filing.

Date: March 25, 2026

Signature: *Matthew Lobel*

Matthew Lobel, President and COO
Avalon Adventure Park Inc.

C) Avalon Adventure Park Inc. Subscription Agreement

SUBSCRIPTION AGREEMENT

AVALON ADVENTURE PARK, INC.

This SubscriptionAgreement (this "Agreement") is entered into as of _____, 2026 (the "EffectiveDate"),byand between:

AVALONADVENTUREPARK, INC., a North Carolina corporation (the "Company"); and

The undersignedinvestoridentified on the signature page hereto (the "Investor").

RECITALS

WHEREAS,theCompanyis conducting an offering of shares of its CF Common Stock, a class of non-votingsharesauthorized by the Company's Articles of Incorporation, as amended (the "Shares"),pursuanttoRegulation Crowdfunding ("Regulation CF") under Section 4(a)(6) of the SecuritiesActof1933,asamended (the "Securities Act"), through Vicinity Ventures, a registered funding portal(the"Funding Portal");

WHEREAS,theInvestordesires to subscribe for and purchase Shares in the Offering on the terms andconditionssetforth herein; and

WHEREAS,theCompanydesires to issue and sell Shares to the Investor on the terms and conditions set forth herein.

NOW, THEREFORE,inconsideration of the mutual covenants and agreements contained herein, and for othergoodandvaluable consideration, the receipt and sufficiency of which are hereby acknowledged,thepartiesagree as follows:

ARTICLE 1: SUBSCRIPTION AND PURCHASE

1.1 Subscription. Subject to the terms andconditionsof this Agreement, the Investor hereby subscribes for and agrees to purchase fromtheCompany, and the Company agrees to issue and sell to the Investor, that number of Sharessetforthonthe signature page hereto (the "Subscribed Shares") at a price of Ten Dollars ($10.00)perShare(the "Price Per Share").

1.2 Purchase Price. The aggregate purchasepriceforthe Subscribed Shares (the "Purchase Price") shall be the number of Subscribed Sharesmultipliedby the Price Per Share, as set forth on the signature page hereto. The Investor shallpaythePurchase Price in immediately available funds through the payment mechanism designatedbytheFunding Portal.

1.3 Closing. The closing of the purchaseandsaleofthe Subscribed Shares (the "Closing") shall occur upon the terms specified in the Offeringmaterials and as facilitated by the Funding Portal, provided that the minimum offering amounthasbeenachieved. At the Closing, the Company shall issue the Subscribed Shares to the Investor.

1.4 Cancellation Rights. The Investor may cancel this subscription for any reason until forty-eight (48) hours prior to the deadline identified in the Offering materials. The Funding Portal will notify Investors when the target offering amount has been met. If the Company reaches the target offering amount prior to the deadline, it may close the Offering early if it provides notice about the new Offering deadline at least five (5) business days prior and the Investor's right to cancel is extended to forty-eight (48) hours prior to the new Offering deadline.

1.5 Material Changes. If there is a material change to the Offering or to the information provided by the Company after the Investor makes a subscription commitment, the Company will provide notice of such material change and the Investor's subscription will be cancelled unless the Investor reconfirms the subscription within five (5) business days of receipt of such notice.

ARTICLE 2: DIVIDEND RIGHTS

2.1 QuarterlyDividend.CommencingwiththefirstfullfiscalquarterfollowingtheClosing,and continuing each fiscal quarter thereafter until the Return Cap is reached, the Company may declare andpaytoholdersofSharesaquarterlydividendofuptotenpercent(10%)ofthe Company's EBITDA for such quarter, as determined by the Board of Directors in its sole discretion and in accordance with Article III, Part B, Section B.3 of the Company's Articles of Incorporation, as amended. In determining whether to declare or pay any such dividend, and the amount thereof, the Board shall consider the Company's cash position, working capital needs, capital expenditures, reserve requirements, debt obligations, legal restrictions, and overall financial condition. In any quarter where EBITDA is zero or negative, no dividend shall be payable.

2.2 ProRataAllocation.ThequarterlydividendpoolshallbeallocatedamongholdersofCF Common Stock on a pro rata basis according to the number of shares of CF Common Stock held by eachsuchholderasofthelastdayoftheapplicablefiscalquarter.

2.3 EBITDADefinition.ForpurposesofthisAgreement,"EBITDA"meanstheCompany'snet income, determinedinaccordancewithgenerallyacceptedaccountingprinciples("GAAP"),plus (i) interest expense,(ii)incometaxexpense,(iii)depreciationexpense,and(iv)amortization expense, and excluding(v)non-cashchargesapprovedbytheBoardofDirectors,(vi)one-time extraordinary itemsapprovedbytheBoardofDirectors,and(vii)gainsorlossesarisingfrom non-ordinary-course real estate sales.

2.4 Non-CumulativeDividends.ThedividendrightssetforthinthisArticle2arenon-cumulative. If, in any fiscal quarter,theCompanydoesnotdeclareorpayalloranyportionofthequarterly dividend otherwisecontemplatedbySection2.1,whetherduetoinsufficientcash,working capital needs, capitalexpenditures,reserverequirements,debtcovenants,legalrestrictions,orany other reason determinedbytheBoardofDirectorsingoodfaith,theunpaidportionshallnot accrue, shall not accumulate,andshallnotbepayableinanyfuturequarter.NoShareholdershall have any right to receiveunpaiddividendsfrompriorperiods.

2.5 Dividend Statements.Witheachquarterlydividendpayment,theCompanyshallprovideto each Shareholder a statementsettingforththeEBITDAcalculationforsuchquarter,thetotal dividend pool amount, andtheShareholder'sproratasharethereof.

2.6 Final Dividend Payment. If payment of a full quarterly dividend would cause a Shareholder to receive cumulative dividends in excess of the Return Cap, the Company shall pay only such portion of the dividend as would cause the Shareholder to reach exactly the Return Cap, and no further dividend payments shall be owed to such Shareholder.

ARTICLE 3: RETURNCAPANDREPURCHASEOFFER

3.1 Return Cap on Dividends.Themaximumaggregateamountpayable to a Shareholder pursuant to Article 2 shallbethree(3)timestheShareholder'soriginal Purchase Price (the "Return Cap"). Once a Shareholderhasreceiveddividendsequalto the Return Cap, no further dividends shall be declaredorpaidtosuchShareholderunderArticle 2.

3.2 Optional RepurchaseOffer.AfteraShareholderhasreachedthe Return Cap, the Company may, in its sole discretion,offertorepurchasesuchShareholder'sShares for an amount equal to the original Purchase Price,which,ifaccepted,wouldresultintotal cash received by such Shareholder equal to four(4)timestheoriginalPurchasePrice.The Shareholder shall have no obligation to accept anysuchrepurchaseoffer.

3.3 Repurchase Mechanics.IftheCompanyelectstomakearepurchase offer, it shall deliver written notice to the ShareholderspecifyingtheRepurchasePriceand a reasonable deadline for acceptance (not less than thirty(30)days).IftheShareholderaccepts the offer in writing by such deadline, the Company shall paytheRepurchasePricewithinthirty (30) days of acceptance, and the Shareholder shall surrendertheSharestotheCompany.

3.4 Continued Ownership AfterReturnCap.IfaShareholderreaches the Return Cap and the Company does not make a repurchaseoffer,oriftheCompanymakes a repurchase offer and the Shareholder declines or failstoacceptit,theShareholdershallcontinue to hold the Shares as a holder of the Company's CFCommonStock.SuchShareholdershall not be entitled to any further dividends under Article 2, butshallretainallotherrightsassociated with ownership of the Shares, including the right to participateproratainanyfutureliquidityevent, merger, acquisition, or sale of the Company as describedinSection4.2.

ARTICLE 4: CHANGE OF CONTROL

4.1 Definition. A "Change of Control" means (a) a merger, consolidation, or other business combination in which the Company is not the surviving entity or in which the stockholders of the Company immediately prior to such transaction hold less than fifty percent (50%) of the voting power of the surviving entity; (b) a sale of all or substantially all of the assets of the Company; or (c) any transaction or series of related transactions in which any person or group acquires more than fifty percent (50%) of the voting power of the Company.

4.2 Treatment Upon Change of Control. Upon the closing of a Change of Control, each Shareholder shall have the right to participate in the proceeds of such transaction pro rata in proportion to the number of shares held by such Shareholder relative to the total number of shares of all classes outstanding immediately prior to the Change of Control. The Board of Directors may, in its sole discretion, authorize an additional payment to Shareholders who have not yet reached the Return Cap, provided that any such payment shall be made only from legally available funds and only if approved as part of the Change of Control transaction. Any amounts paid to a Shareholder pursuant to this Section 4.2 shall count toward and reduce the remaining unpaid portion of such Shareholder's Return Cap on a dollar-for-dollar basis.

4.3 No Preference in Change of Control. Except as may be required by applicable law or by the rights of any senior securities or secured indebtedness, the Shares shall not have any liquidation preference, redemption right, or priority distribution right in connection with a Change of Control.

ARTICLE 5: FUTURE FINANCINGS

5.1 Limited Participation Right. In any bona fide equity financing primarily for capital-raising purposes, the Company may, but shall not be obligated to, offer existing Shareholders the opportunity to purchase additional securities on substantially the same terms as offered to new investors, subject to applicable securities laws, administrative practicality, minimum investment thresholds, and the Company's determination in its sole discretion. Shareholders shall have no right to receive additional Shares without payment and no anti-dilution protection of any kind.

ARTICLE 6: NON-VOTING SHARES

6.1 Non-Voting Shares. The Sharesissuedpursuant to this Agreement shall be shares of CF Common Stock, a non-voting classofsharesauthorized by the Company's Articles of Incorporation, as amended. HoldersofSharesshall not be entitled to vote on any matter submitted to a vote of the Company'sshareholders, including but not limited to the election or removal of directors, amendmentstotheArticles of Incorporation or Bylaws, or approval of mergers, acquisitions, or other fundamentaltransactions. Notwithstanding the foregoing, holders of Shares shall retain any voting rightsmandated by the North Carolina Business Corporation Act that cannot be waived or eliminated bytheArticles of Incorporation.

ARTICLE 7: REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Investor as follows:

7.1 Organization. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of North Carolina.

7.2 Authorization. The Company has full corporate power and authority to enter into this Agreement and to issue the Subscribed Shares. This Agreement constitutes the valid and binding obligation of the Company, enforceable in accordance with its terms.

7.3 Valid Issuance. The Subscribed Shares, when issued and paid for in accordance with this Agreement, will be validly issued, fully paid, and non-assessable.

7.4 Compliance. The Offering is being conducted in compliance with the requirements of Regulation CF, and all required filings have been or will be made with the Securities and Exchange Commission through the Funding Portal.

ARTICLE 8: REPRESENTATIONS AND WARRANTIES OF THE INVESTOR

The Investor represents and warrants to the Company as follows:

8.1 Investment Intent. The Investor is acquiring the Subscribed Shares for the Investor's own account for investment purposes only and not with a view to, or for resale in connection with, any distribution or public offering thereof.

8.2 Sophistication. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the investment in the Subscribed Shares.

8.3 Risk Acknowledgment. The Investor understands that the investment in the Company involves a high degree of risk, including the risk of total loss of the Investor's investment. The Investor can bear the economic risk of this investment for an indefinite period of time.

8.4 Investment Limits. Unless the Investor is an accredited investor as defined in Rule 501(a) of Regulation D under the Securities Act, the Investor certifies that the Purchase Price, together with all other amounts invested by the Investor in offerings under Regulation CF during the 12-month period ending on the date hereof, does not exceed: (a) the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth, if either annual income or net worth is less than $124,000; or (b) 10% of the greater of the Investor's annual income or net worth, not to exceed $124,000, if both annual income and net worth are $124,000 or more. Accredited investors are not subject to the foregoing investment limits.

8.5 Access to Information. The Investor has received, reviewed, and understands the risks described in the Company's Form C and related Offering materials filed with the Securities and Exchange Commission and available through the Funding Portal, and has had an opportunity to ask questions of and receive answers from the Company.

8.6 No Guarantee of Return or Dividends. The Investor acknowledges and agrees that an investment in the Shares is speculative and involves a high degree of risk. The Shares are non-voting and the Investor will have no ability to influence corporate governance, elect directors, or approve major transactions. Except as expressly provided in this Agreement, the Company does not guarantee any return on investment, any specific amount of dividends, or that any dividends will be declared or paid in any quarter. Any dividends contemplated under Article 2 are subject to the Company's financial performance, cash availability, working capital needs, reserve requirements, legal restrictions, and the good-faith determination of the Board of Directors. Dividends are non-cumulative, and any dividend not declared or not paid for any period shall not accrue, accumulate, or become payable in any future period.

ARTICLE 9: INFORMATION RIGHTS

9.1 Annual Reports. The Company shall file with the Securities and Exchange Commission and post on the Company's website an annual report along with certified financial statements within 120 days of the end of each fiscal year, as required by Regulation CF.

9.2 Ongoing Disclosure. The Company shall comply with all ongoing reporting requirements under Regulation CF, including the filing of annual reports on Form C-AR and, if applicable, termination reports on Form C-TR, and shall make such filings available to Shareholders.

ARTICLE 10: TRANSFERRESTRICTIONS

10.1 Restrictions on Transfer.TheSubscribedSharesmaynotbetransferred by the Investor for a period of one (1) year fromthedateofpurchase,exceptaspermittedunder Regulation CF: (a) transfers to the Company;(b)transferstoanaccreditedinvestorasdefined in Rule 501(a) of Regulation D; (c) transferstoamemberofthefamilyoftheInvestororthe equivalent, or in connection with the deathordivorceoftheInvestororothersimilarcircumstance; (d) transfers to a trust controlled by theInvestororatrustcreatedforthebenefitofamember of the family of the Investor; or (e) as partofanofferingregisteredwiththeSecuritiesandExchange Commission or pursuant to another exemptionfromregistration.

10.2 Legend. The SubscribedSharesshallbearalegendsubstantiallyasfollows: "THE SECURITIES REPRESENTEDHEREBYHAVENOTBEENREGISTERED UNDER THE SECURITIES ACT OF 1933,ASAMENDED,ORANYSTATESECURITIES LAWS AND MAY NOT BE SOLD OR TRANSFERREDEXCEPTINCOMPLIANCE WITH APPLICABLE FEDERAL AND STATE SECURITIESLAWS.THESESECURITIESARE SUBJECT TO TRANSFER RESTRICTIONS FOR APERIODOFONEYEARFROMTHE DATE OF PURCHASE PURSUANT TO REGULATIONCROWDFUNDING."

ARTICLE 11: MISCELLANEOUS

11.1 Governing Law. This Agreementshall be governed by and construed in accordance with the laws of the State of North Carolina, without regard to its conflict of laws principles.

11.2 Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, whether written or oral.

11.3 Amendments. This Agreement may not be amended or modified except by a written instrument signed by both parties; provided, however, that the dividend, Return Cap, and repurchase provisions of Articles 2 and 3 may not be amended in a manner adverse to the Shareholders without the written consent of a majority in interest of the Shareholders.

11.4 Severability. If any provision of this Agreement is held to be invalid or unenforceable, the remaining provisions shall continue in full force and effect.

11.5 Notices. All notices required or permitted under this Agreement shall be in writing and shall be delivered by email (with confirmation of receipt), personal delivery, or certified mail to the addresses set forth on the signature page.

11.6 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. Electronic signatures shall be deemed original signatures for all purposes.

11.7 Governing Charter Terms. The rights, preferences, limitations, and relative rights of the Shares are set forth in the Company's Articles of Incorporation, as amended by the Articles of Amendment creating the CF Common Stock class (the "Articles of Amendment"). In the event of any conflict between this Agreement and the Articles of Incorporation (as amended), the Articles of Incorporation shall govern.

[SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT]

INVESTOR INFORMATION:

Name:	
Address:	
Email:	

SUBSCRIPTION DETAILS:

Number of Shares:	
Price Per Share:	$10.00
Total Purchase Price:	$_____

INVESTOR:

Signature: _____

Print Name: _____

Date: _____

COMPANY:

AVALON ADVENTURE PARK, INC.

Signature: _____

Name: Matt Lobel

Title: President and COO

Date: _____

Address: _____

Email: _____

D) Reviewed Financials



Kiwi Consulting Group

Avalon Adventure Park, Inc.

FinancialStatementsandIndependentAccountant'sReview Report

For the Period from Inception (August 14, 2025) to December 31, 2025

Independent Accountant's Review Report

TotheBoardof Directors andManagementof
Avalon Adventure Park, Inc.

and Prospective Investors

I have reviewed the accompanying financial statements of Avalon Adventure Park, Inc., which comprise the statement of financial position for the period from Inception (August 14, 2025) to December 31, 2025, related statements of operations, changes in stockholders' equity, and cash flows for the period then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management isresponsible for the preparationand fair presentation of these financial statements in accordance with the applicable financial reporting framework and for maintaining adequate accounting records and internal controls relevant to the preparation of financial statements.

Accountant's Responsibility

My responsibilityisto conduct a review of the financial statements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. A review primarily consists of performing analytical procedures and making inquiries of management regarding the financial information.

Procedures Performed

Duringthecourse of myreview, I performed the following procedures:

1. Obtained the financial records and supporting documents provided by management.
2. Examined and compiled the company's recorded financial transactions.
3. Reconciled the recorded transactions with the corresponding bank statements.
4. Verified the completeness and accuracy of cash receipts and cash disbursements recorded in the accounting records.







(832) 356-7409 carl@kiwiconsultant.com 5715 Saluda Creek Ln
Houston, TX 77085





Kiwi Consulting Group

5. Reviewed supporting documentation for selected transactions where necessary.
6. Performed analytical procedures on the financial information to identify any unusual or inconsistent items.
7. Made inquiries with management regarding significant transactions and financial balances.

A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, and accordingly I do not express an audit opinion on the financial statements.

Conclusion

Based on my review and the procedures performed, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be presented fairly in accordance with the accounting principles generally accepted in the United States of America.

Sincerely,

CARL NNAJI, CPA
Texas License #106377
Kiwi Consulting Group LLC

03-17-2026





(832) 356-7409 carl@kiwiconsultant.com 5715 Saluda Creek Ln
Houston, TX 77085




Kiwi
Consulting
Group

Statement of Financial Position

For the Period from Inception (August 14, 2025) to December 31, 2025

Assets

	2025
Current Assets	
Cash in bank	$ 102
Deposits and advances	$ 10,000
Total Current Assets	$ 10,102
Total Assets	**$ 10,102**

Liabilities and Stockholders' Equity

Liabilities	$ -
Stockholders' Equity	
Contributed Capital	$ 10,800
Accumulated Deficit	$ (699)
Total Stockholders' Equity	$ 10,102
Total Liabilities and Stockholders' Equity	**$ 10,102**

To the best of our knowledge, the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company as of and for the period presented. The accompanying Notes 1 to 3 are an integral part of these financial statements.

These financial statements were approved on **03/07/2026**.

Matt Lobel

Matthew Lobel

 





Kiwi Consulting Group

Statement of Operations

ForthePeriodfromInception(August14,2025)toDecember 31, 2025

	2025
Revenue	
Income from services	$ -
Total revenue	**$ -**
Expenses	
Payment and processing fees	$ 699
Total expenses	**$ 699**
Net loss	**$ (699)**





(832) 356-7409
carl@kiwiconsultant.com
5715 Saluda Creek Ln
Houston, TX 77085



Statement of Changes in Stockholders' Equity

For the Period from Inception (August 14, 2025) to December 31, 2025

	Contributed Capital	Accumulated Deficit	Total
Beginning balance, August 14, 2025 (inception)	$ -	$ -	$ -
Stockholders' contributions	$ 20,800	$ -	$ 20,800
Stockholders' drawings	$ (10,000)	$ -	$ (10,000)
Net loss	$ -	$ (699)	$ (699)
Ending balance, 31 December 2025	**$ 10,800**	**$ (699)**	**$ 10,102**




(832) 356-7409   carl@kiwiconsultant.com   5715 Saluda Creek Ln Houston, TX 77085



Kiwi Consulting Group

Statement of Cash Flows

ForthePeriodfromInception(August14,2025)toDecember 31, 2025

	2025
Operating Activities	
Net loss	$ (699)
Changes in working capital:	
Increase in deposit and advances	$ (10,000)
Net cash used in operations	**$ (10,699)**
Investing Activities	
Net cash used in investing activities	$ -
Financing Activities	
Stockholders' contributions	$ 20,800
Stockholders' drawings	$ (10,000)
Net cash from financing activities	**$ 10,800**
Net increase in cash	**$ 102**
Cash in bank at from inception, August 14, 2025	$ -
Cash in bank as of December 31, 2025	**$ 102**







(832) 356-7409 carl@kiwiconsultant.com 5715 Saluda Creek Ln Houston, TX 77085



Kiwi Consulting Group

Notes to the Financial Statements

Note 1–NatureofBusiness

Avalon Adventure Park, Inc. was incorporated in the State of North Carolina on August 14, 2025. The company intends to develop and market an adventure park and related recreational entertainment services. As 2025 marks the commencement of operations, no comparative financial information for prior periods has been presented. As of the reporting date, the Company has not yet generated revenue.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

Thefinancialstatements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

Thepreparationof financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and equity. Actual results could differ from those estimates.

Cash in Bank

Cashinbankconsists of balances held in business bank accounts and is stated at face value.

Deposits and Advances

Deposits and advances represent earnest money paid in connection with potential asset acquisitions. These are recorded as current assets and will either be applied to the purchase price or refunded depending on the outcome of the transactions.

Stockholders' Equity

The stockholdershave contributed funds to finance operations, which are recorded as the Stockholders' Contribution. Drawings made by the stockholders during the period are recorded as reductions in equity.







(832) 356-7409 carl@kiwiconsultant.com 5715 Saluda Creek Ln Houston, TX 77085





Kiwi Consulting Group

Note 3 – Subsequent Events

Management has evaluated subsequent events through 03/17/2026, which is the date the financial statements were available to be issued, and concluded that no events have occurred that would require recognition or disclosure other than as noted herein.





E)   Avalon Adventures Pitch Deck



SHARED-REALITY ADVENTURE ARENA

INVESTOR PRESENTATION

Western North Carolina | March 2026

Raising $350,000

Matt Lobel | Founder & COO
matt@avalonadventurepark.com | 864-594-2960

THE NEED



Families want more than screens.

Western North Carolina attracts over 2 million tourists annually and serves a local population of 300,000+ — yet offers zero immersive VR entertainment options.

The region's outdoor attractions — zip lines, tubing, mini golf — are seasonal and weather-dependent. Indoor options like trampoline parks skew young. There is no premium, all-ages entertainment that families, teens, and adults all want to do together.

Avalon Adventures fills that gap.

A shared-reality adventure arena where up to 12 players enter the same virtual world together — fighting monsters, saving the universe, playing dodgeball, and competing as a team in a fully immersive physical space.





THE MARKET


AVALON ADVENTURES

Why Western North Carolina?

- ✓ $622M+ annual visitor spending in Henderson and Transylvania Counties
- ✓ 2M+ annual tourists create strong seasonal and rainy-day demand
- ✓ 300,000+ local population
- ✓ No direct immersive competitors in the market

Demand Mix

- ✓ 80% Local / 20% Tourists
- ✓ Year-round local base
- ✓ Seasonal tourist upside


20%
80%

Tourism Window

- ✓ ~2M Annual visitor base
- ✓ 71% arrive May-October
- ✓ Strong rainy-day fit

Primary Audiences

- ✓ Families with kids ages 7-16
- ✓ Young adults and social groups
- ✓ Birthdays, camps, and corporate team building



" '% ! !("#



THE VENUE

Purpose-built entertainment center





Facility Layout - Target Raise

4Arena Bays — upto48 simultaneous players

Fireside Café — Premium coffee, tea, pastries, sandwiches from local bakeries. A destination in itself.

Lobby + Check-in + Merchandise

Equipment Room + Storage

~~The Parent Experience~~

Fireside gives parents a better place to wait than any competing center. Watch the game on screens, share in the excitement, and enjoy premium beverages in a warm, welcoming environment. The café is an experience in itself — not an afterthought.



THE MECHANICS

What players see and do



How It Works

Step In: Players wear headsets in a 1,000sf arena

See Everything: The real world disappears — replaced by a fully virtual fantasy environment

Play Together: Every other player becomes a 3D avatar. You see your teammates, not headsets.

Move Freely: Swing swords, cast spells, dodge projectiles — all with real physical movement

Key Differentiators:
- Active and physical — not sitting in a chair
- Strength-neutral mechanics — kids compete fairly with adults
- Cooperative PvE focus — inclusive, not intimidating
- Proprietary technology built in-house



GAME MODES

Proprietary software - endless possibilities

Battlegrounds

Cooperative PvECombat



Teams battle through themed fantasy worlds fighting goblins, skeletons, and epic bosses. Point-threshold progression keeps players coming back.

Flagship Experience

DodgeIt

Competitive Dodgeball



Futuristic dodgeball with virtual projectiles. Strength-neutral mechanics mean anyone can compete — trigger press captures, hold time sets power, swing releases.

Broadest Demographic Appeal

Meteor Shower

Cooperative Survival



Teams work together to deflect incoming meteors in an escalating survival challenge. Plus seasonal trail experiences (Halloween, Winter, Spring) drive off-peak traffic.

Seasonal Revenue Driver

THE EXPERIENCE IS THE BRAND

Why customers will return again and again

Guests come for the attraction.
They return for how Avalon *makes them feel*.

*Inspired by Publix-level care and Disney's "onstage" culture,
our team will train to make every moment special.*



Guest First

Always On Stage

Story Driven



BUSINESS MODEL

Five revenue streams from a single venue



Year 2 Revenue Mix - Target Raise

Revenue Stream	Year 2 Revenue	% of Total
VR Sessions	$1,705,794	72%
Fireside Café	$224,206	10%
Seasonal Trail Experiences	$200,000	8%
Birthday Parties & Events	$114,720	5%
Merchandise	$113,724	5%
Total	**$2,358,444**	**100%**

Session Pricing
Single Session (15 min): $20/person
Double Session (35 min): $34/person ($17/session)
Triple Session (55 min): $49/person (~$16/session)

Blended Average: $35.75
(25% Single / 40% Double / 35% Triple — compromise effect)

Operational Capacity
4 arenas running simultaneously
15-minute sessions, staggered 7.5-minute starts
Up to 48 players per cycle
5-minute turnaround between sessions
36 active headsets + 12 backup fleet

FINANCIAL PROJECTIONS

Conservative three-year model | Industry avg EBITDA: 15-30% | Avalon: 60-66%





Year 1
(7 months)

$801,754
Revenue

$301,293
EBITDA



Year 2

$2,358,444
Revenue

$1,413,877
EBITDA



Year 3

$2,955,517
Revenue

$1,947,085
EBITDA

Year 1 = 7 months of operation (June-December 2026)

3-Year Total Revenue: $6,115,715 | 3-Year Total EBITDA: $3,662,255 | Net Income: $2,562,192

Operational Advantages

- ❖ Digital operation - minimal operating cost
- ❖ Flexible, cross-trained staff
- ❖ No debt service



MARKETING & GROWTH

Turning awareness into bookings

Customer Acquisition

Paid Media
Digital ads, influencers, and physical billboards in tourist corridors

Partnerships
Hotels, visitor centers, AirBnBs, and camps expand reach

Organic Traffic Engine
Café traffic, birthdays, and referrals drive discovery and repeat exposure

Launch Strategy

PreviewEvent
VIP investor and media preview before public opening

Controlled Rollout
Limited sessions in month 1 to create scarcity

Pre-Booking
Booking to open a month in advance and allow 60 days w/deposit



Year 1
Launch & Prove
Open flagship venue and achieve profitability

Year 2
Optimize& Scale
Standardize, grow offerings, build loyalty

Years 3-4
Expansion
Add venues in Charlotte, Greenville, Atlanta

Years 5-6
Potential Strategic Exit
Multi-unit economics could attract consolidators



INNOVATION ROADMAP

Planned feature enhancements for our experiences



Escape Room Integration
Puzzle-driven shared-reality missions that expand gameplay beyond action.



Physical Objects, Digital Power
3D-printed artifacts that function in-game and can also be purchased after play.



Persistent Worlds
Adaptive NPC AI characters that remember, respond, and evolve across visits.



Epic-Scale Adventures
Larger open environments designed for exploration and cinematic gameplay.

JOIN THE ADVENTURE

F) Avalon Testing the Waters Page



Offers   Membership   Log In   SIGN UP

Avalon Adventure Park

Regulation Crowdfunding



Avalon Adventure Park
Vicinity

01:53

Welcome! We are collecting indications of interest for a planned capital raise through Reg CF (Rule 206). Please review the offering preview below.

Avalon Adventures: Equity Round
Goal: 350K
Pre-money valuation: 3.5M
Type: Non-voting Preferred Stock
Dividend Rights: Quarterly dividend up to 10% of EBITDA, subject to board approval and company financial condition capped at 3x their initial investment

INDICATE INTEREST

Start Date April 1, 2026
End Date June 1, 2026

The Deal   Shop Talk   Local Buzz   Q&A



♡ INDICATE INTEREST

Why fund our local story

Our Story

Overview

Investment Summary

Our People

Documents

Risks

Disclosures

Avalon Adventures is an **indoor shared-reality entertainment destination** built for families, birthdays, and group play in Western North Carolina. Our proprietary platform puts multiple players into the same interactive world at once, so parents, kids, and friends are playing **together**—not isolated in separate VR stations. We're building for repeat visits with high-energy, replayable experiences like Battlegrounds, DodgeIt, and Meteor Shower, while the **Fireside Café** adds a second revenue stream and extends guest dwell time for parents, groups, and event traffic before and after gameplay.

Momentum so far

- Community built of over 2,500 locals and growing

- Strong early commitments

- Client-server LAN architecture completed and networking infrastructure tested Prototype of DodgeIt! completed

- Initial Battlegrounds game environment
- completed

This is not just a concept—we're building, testing, and moving toward launch.



Overview

Opportunity

Western North Carolina has a clear gap in the market: strong local and tourist demand, but **no premium indoor immersive entertainment** that families, teens, and adults all want to do together. Avalon fills that gap with a **shared-reality adventure arena** built for repeat visits, birthday parties, and group events.



Why this market works

- **300,000+ local population** within a 45-minute drive
- **2,000,000 annual tourists** in the region
- **100+ precipitation days** create steady demand for indoor, weather-proof activities
- **0 direct competitors** in the local market
- Existing indoor options skew younger or generic (trampoline parks, theaters, bowling) — not premium, all-ages, shared experiences

Why Avalon is different

Avalon is not a typical VR arcade. Players move physically through the arena, see each other as avatars, and play together in the same virtual world. The experience is social, active, and strength-neutral, which expands the audience beyond gamers and makes it work for families and mixed-age groups.


WHY AVALON IS DIFFERENT
Avalon is not a typical VR arcade. The experience is:
SOCIAL
See each other as 3D fantasy avatars
ACTIVE
Move physically, not just stand and watch
STRENGTH-NEUTRAL
12-year-old and adult compete on equal footing
BUILT IN-HOUSE
Proprietary VR adventures built from scratch

Built for repeat visits

Avalon is designed to bring people back, not just sell one-time tickets:

- **Battlegrounds** (flagship cooperative combat)

- **DodgeIt** (broad-appeal competitive play)

- **Meteor Shower** (co-op survival)

- **Seasonal trail experiences** (Halloween, holiday, spring) to drive off-peak traffic and create urgency

More than one revenue stream
Avalon is a single venue with **five revenue streams**, led by VR sessions and supported by high-value add-ons:

- **VR Sessions:** 72% of Year 2 revenue

- **Fireside Café:** 10%

- **Seasonal Trail Experiences:** 8%

- **Birthday Parties & Events:** 5%

- **Merchandise:** 5%

Fireside Café is part of the model, not an add-on
Fireside improves the parent experience, increases dwell time, and creates a second spending opportunity before and after gameplay. It also functions as a discovery channel for walk-in coffee customers who can become Avalon guests.

Why this matters

This is not "VR in a new zip code." It's a **weather-proof, repeat-visit entertainment business** in an underserved market, with proprietary technology, multiple revenue streams, and a venue design built to convert first-time visits into repeat customers.

Financial Profile



Avalon is designed as a **capital-efficient, high-margin venue model**: software-driven experiences, low marginal session cost, efficient staffing, and a flex-space footprint instead of premium retail rent. Year 1 is a **partial year** (7 months, June–December 2026), so Year 2 is the first full look at operating performance.

Why the margins are strong

• **Near-zero marginal cost per session** once equipment is in place

• **Lean labor model:** 3 full-time + 4 part-time staff

• **Favorable occupancy cost:** $175K/year flex space (not premium retail)

- **Scalable content model:** software updates, not construction

- **Predictable headset refresh:** $24K/year across the full 48-headset fleet

Use of Funds

This raise is designed to take Avalon from pre-launch to an operating flagship venue in Western North Carolina. The capital funds the physical buildout, launch equipment, and the working capital needed to open with enough runway to execute cleanly.

- **Venue Buildout: $140,000** (walls, flooring, electrical, HVAC, paint, signage)

- **VR Equipment: $39,000** (headsets, batteries, server/networking, props)

- **Fireside Café Equipment: $33,000** (espresso setup, furniture, displays)

- **Lease Deposit: $46,000** (first + last + security)

- **Pre-Opening Marketing: $20,000**

- **Initial Inventory: $15,000** (café + merchandise)

- **Pre-Opening Payroll: $10,000**

- **Working Capital Reserve: $47,000**

Total Raise: $350,000


THE PATH FORWARD
Flagship first. Scale after proof.
2026
Launch & Prove
• Open flagship
• Launch core experiences
• Prove unit
2027
Optimize
• Run full capacity
• Add seasonal programs
• Build loyalty
2028-29
Expand
• Open 3-5 locations
• Charlotte / Greenville / Atlanta
• Standardize
2030+
Exit Path
• Strategic acquisition
• Growth capital
• Liquidity path for investors
Key milestones summary

Investment Summary

Avalon Adventures Equity Round

Avalon Adventures is offering investors the opportunity to participate in the launch of a first-of-its-kind shared-reality entertainment venue in Western North Carolina. This equity round is structured as an investment in

common stock, designed to align investors with near-term cash flow while preserving operational control for management. Investors participate in quarterly dividend distributions equal to up to 10% of EBITDA, subject to board approval and company financial condition, paid until total dividends reach 3x their initial investment. This structure provides a defined return profile tied directly to operating performance, while still offering long-term equity upside in the event of expansion or a strategic exit.

Round Details:

Pre-money valuation: $3.5M

Raise Goal: $350K

Type: Non-voting Preferred Stock

Dividend Rights: Investors will paid a quarterly dividend equal to 10% of the company's EBITDA capped at 3x their initial investment

Membership-Based Bonus Shares

- **VentureSouth Members** – Investors who are active members of VentureSouth at the time of their investment will receive additional Bonus Shares equal to ten percent (10%) of the number of common shares purchased in this Offering. For example, an eligible VentureSouth member purchasing 1,000 shares would receive an additional 100 Bonus Shares at no additional cost.

- **Vicinity Venture Club Members** – Investors who are active members of the Vicinity Venture Club at the time of their investment will receive additional Bonus Shares equal to five percent (5%) of the number of common shares purchased in this Offering. For example, an eligible Vicinity Venture Club member purchasing 1,000 shares would receive an additional 50 Bonus Shares at no additional cost.

Investors may not combine membership-based bonuses and must be active members of the applicable group at the time their investment is made to qualify.


INVESTMENT OPPORTUNITY
$3.5M valuation = 1.48x Y2 revenue, 2.48x Y2 EBITDA — 26-63% below industry comps
Term Sheet
Term | Details
Minimum Raise | $150,000
Pre-Money Valuation | $3,500,000
Equity | Target raise equals 10% of pre-money valuation
Vehicle | Reg CF (Common Stock)
Quarterly Dividend | Up to 10% of EBITDA
Dividend Cap | 3x investment ($1.05M on $350K at target raise)
Optional Buyback | At 3x dividend cap, company may offer to repurchase shares at 1x original investment
Operations Start | June 2026
Projected Dividend Returns at Target Raise
Period | 10% Dividend | Cumulative
Year 1 (7 mo) | $30,129 | $30,129
Year 2 | $141,388 | $171,517
Year 3 | $194,709 | $366,225
Exit Scenario Analysis
Timing | Method | Exit Valuation | Investor Equity (10%) | Multiple
Year 3 (Conservative) | 3x Revenue | $8.9M | $887K | 2.5x
Year 3 (Market) | 5x EBITDA | $9.7M | $974K | 2.8x
Year 5 (Growth) | 4x Rev @ $4M | $16.0M | $1.6M | 4.6x
Year 5 (Mature) | 8x EBITDA @ $2.5M | $20.0M | $2.0M | 5.7x
Equity returns exclude cumulative dividends. All projections are estimates and not guaranteed.
Avalon Adventures | Investor Presentation | March 2026

Our People



Matt Lobel, Founder & COO

Serial entrepreneur — started his first company at 18 and hasn't stopped in 33 years. Background in application development, gaming, and training. Founded PLAYN (blockchain gaming). Built Avalon's shared-reality technology from concept through

working prototype. 20+ years as a
volunteer high school offensive line
coach — building teams is what he
does.

Eve Lobel, Co-Founder & Creative Director

Originally from Argentina. Brings marketing
expertise, creative vision, and a baking degree that is
literally baked into the Fireside Café concept.
Responsible for brand identity, guest experience
design, and making sure Avalon feels like a place
people want to come back to.

Documents

Business Plan   DOWNLOAD

Pitch Deck   DOWNLOAD

Risks

Investing carries general risks, such as losing all
the money you invest. Some key risks will be
listed below. Additional general and project-
specific risks may be detailed here if the
Regulation Crowdfunding securities offering
goes live.

You can learn more about the risks of investing through Vicinity here.

Disclosures

This is not currently a live securities offering.

- No money or other consideration is being solicited, and if sent in response, will not be accepted.

- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.

- A person's indication of interest involves no obligation or commitment of any kind.



Ventures

411 University Ridge
Suite 235
Greenville, SC29601

Resources
Sign Up
Educational Materials
Vicinity Views

About Us
Contact
About
FAQs

©Vicinity   Privacy Policy and Terms of Service

This website, vicinityventures.co ("site"), is managed by Vicinity, LLC ("Vicinity") and Vicinity Holdings, LLC ("Vicinity Holdings"). Vicinity is a Funding Portal (CRD# 307772) offering investments through this site under Regulation Crowdfunding ("Reg CF"). Securities offered on our site are not recommended or approved by any federal or state securities commission or regulatory authority. Vicinity does not provide any investment advice or recommendation, and does not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by the applicable issuer. Each issuer is fully responsible for its offering and all information contained therein. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Securities sold under Reg CF are speculative, illiquid, and investors can lose all of their money. By using our site, you are subject to the Terms and Conditions of Service and Privacy Policy. Thank you for using our site. If you have any questions, please contact us at help@vicinitycapital.com.

Refresh the App

G) Avalon Adventure Park Business Plan



AVALON ADVENTURES

Shared-Reality Adventure Arena

BUSINESS PLAN

Western North Carolina

February 2026

Prepared by:

Avalon Adventure Park, Inc.

Matt Lobel, President & COO

TABLE OF CONTENTS

1. Executive Summary
2. Company Description
3. Market Analysis
4. Products and Services
5. Marketing Strategy
6. Operations Plan
7. Financial Projections
8. Investment Opportunity
9. Risk Analysis
10. Appendices

1. EXECUTIVE SUMMARY

Business Overview

AvalonAdventuresis a shared-reality adventure arena opening in Western North Carolina in June 2026. The venue combines proprietary VR technology with active, physical gameplay to create social experiences unlike anything currently available in the region — up to 12 players sharing the same fantasy adventure simultaneously in a single arena, with up to 48 players across four arenas at once.

The flagship experience, Avalon Battlegrounds, transforms a physical arena into vast fantasy environments. Players wear Meta Quest 3 headsets and wield props as swords, shields, and wands while battling monsters, dodging virtual projectiles, and solving cooperative challenges. Every player is replaced with a 3D avatar — the person next to you becomes a warrior or a mage. The game mechanics are strength-neutral by design, meaning a 7-year-old can compete on equal footing with an adult.

The venue also features Fireside, a 3,000-square-foot staffed café and lounge where parents watch their kids play on live-streaming screens while enjoying premium coffee and locally-sourced pastries. Fireside is designed to transform the parent experience from tolerated waiting into a shared moment — and a reason to come back.

Avalon Adventures is not a VR arcade. Every visit is designed to feel like an event, not a transaction. The service model draws from Publix and Disney — every team member participates in the guest's unique story, and the experience begins the moment someone walks through the door.

Market Opportunity

Thevenueisstrategically located in the Brevard/Hendersonville area of Western North Carolina, serving a local population of 300,000 within a 45-minute drive radius and approximately 2 million annual tourists. There are zero comparable shared-reality entertainment venues in the region. The nearest multiplayer VR arena experiences are located in major metros 2+ hours away.

The region experiences 120–150 days of precipitation annually, creating consistent demand for indoor, weather-proof entertainment — particularly among tourists whose outdoor plans are disrupted.

Key Financial Highlights

Metric	Year1 (2026)*	Year 2 (2027)	Year 3 (2028)
Revenue	$802,000	$2,358,000	$2,956,000
EBITDA	$301,000	$1,414,000	$1,947,000
EBITDA Margin	38%	60%	66%

*7 months of operation (June–December 2026)

Year 2 EBITDA margins of 60% are 2x the family entertainment center industry average of 15–30% (IAAPA), driven by minimal cost of goods (digital content, no commercial kitchen), a lean cross-trained staff model, and no debt service.

Revenue Streams

Stream	Year 2
VR Sessions ($35.75 avg ticket)	$1,706,000 (72%)
Fireside Café & Merchandise	$338,000 (14%)
Seasonal Trail Events (Halloween, Holiday)	$200,000 (8%)
Birthday Parties ($478 avg, BYO food)	$115,000 (5%)

Investment Opportunity

Avalon Adventure Park, Inc. is raising a minimum of $350,000 through Regulation Crowdfunding at a $3.5 million pre-money valuation (10% equity dilution). The company carries no debt.

Use of Funds: Venue buildout ($140,000), VR equipment ($39,000), café equipment ($33,000), lease deposit ($46,000), pre-opening marketing and inventory ($35,000), working capital reserve ($47,000).

Investor Returns: Quarterly dividends of 10% of EBITDA, beginning in Q3 2026 — within five months of opening. Cumulative cash dividends reach approximately 111% of the original investment by the end of Year 3, before any consideration of equity value.

Valuation: At 1.48x projected Year 2 revenue and 2.33x projected Year 2 EBITDA, the valuation sits at the low end of industry comparables and provides investors a conservative entry point with significant upside.

Why Now

- **Technology maturation:** Standalone VR headsets have reached commercial quality (4K+ resolution, inside-out tracking) at consumer price points
- **Zero competition:** No comparable venue within 100+ miles
- **Proven tourist market:** 2 million annual visitors with limited indoor entertainment options
- **Proprietary technology:** All game software is built in-house and owned outright — this is not a licensed platform
- **Expansion-ready:** The technology and operations model are designed for multi-location replication from Day 1. If Year 2 validates the model, expansion into Charlotte, Greenville, and Atlanta markets begins immediately

2. COMPANY DESCRIPTION

Legal Structure

AvalonAdventurePark, Inc. is a North Carolina corporation established to develop and operate immersive entertainment experiences. The company is wholly owned by Matt Lobel, who serves as President and COO.

Mission Statement

Tocreateunforgettablesocial adventures that bring friends and families together through shared-reality technology, active gameplay, and immersive storytelling.

Company History

AvalonAdventuresevolved from a broader vision — Avalon Adventure Park, an outdoor adventure destination planned for Rosman, NC that combined nature trails with mixed-reality gameplay. The indoor shared-reality arena was always a core component of that concept, designed as both a standalone attraction and an inclement-weather complement to outdoor activities.

The company chose to launch the indoor venue first as a standalone operation, bringing the most differentiated and capital-efficient piece of the vision to market. That original vision cultivated a community of early supporters who have followed the project through its evolution — an engaged audience that provides a built-in customer base at launch.

Location

Thevenuewill occupy approximately 10,000 square feet of Class A flex/industrial space in Western North Carolina, in the Brevard/Hendersonville area. The location serves a local population of 300,000 within a 45-minute drive radius and approximately 2 million annual tourists visiting the Asheville and Western North Carolina region.

3. MARKET ANALYSIS

Target Market

Local Market (45-Minute Drive Radius)

The venue's location in Henderson/Transylvania County provides access to a local population of approximately 300,000 residents. This figure represents the conservative floor used in our model regardless of final site selection — actual catchment for preferred locations ranges from 275,000 to 450,000 depending on corridor.

Key demographic indicators:

- Henderson County median household income: $58,365 (above NC median of $56,642)
- Strong family entertainment spending patterns — existing FEC competitors (Launch Asheville, Sky Zone) indicate proven demand
- Year-round local base provides revenue stability independent of tourism cycles

Tourist Market

Western North Carolina attracts approximately 2 million tourist visitor-trips annually to Henderson and Transylvania counties combined. This estimate is derived from NC Commerce county-level visitor spending data (~$520 million combined annual spend at approximately $250 per visitor), cross-referenced with multiple independent sources:

- USFS National Visitor Use Monitoring: 5.15 million visits to all North Carolina national forests
- DuPont State Forest: 1.1–1.26 million annual visitors
- Blue Ridge Parkway (Pisgah section): approximately 2.5–3.3 million visits
- County accommodation occupancy data

The 2 million figure is a de-duplicated estimate that accounts for overlap between these attraction counts.

Tourism is concentrated in the May–October season, with approximately 71% of annual visitors arriving during those six months. This creates a natural high-revenue season that the venue is designed to capitalize on — while the local market provides year-round baseline revenue.

A key advantage: the region experiences 120–150 days of precipitation annually. An indoor, weather-proof venue captures demand that outdoor attractions cannot serve on those days.

Competitive Landscape

TheWesternNorthCarolinamarket currently has no comparable shared-reality entertainment venue. Existing entertainment options fall into several categories, none of which replicate the Avalon experience:

- **Traditional Escape Rooms:** Physical puzzle rooms with limited replay value and static experiences. No technology integration.
- **Laser Tag Facilities:** Aging technology with minimal immersion and no VR component.

- **VR Arcades:** Individual booth experiences with no multiplayer social element. Typically a single player wearing a headset in a small pod.
- **Trampoline Parks / General FECs:** Family entertainment without technology differentiation (Launch Asheville, Sky Zone).

The nearest venues offering any form of multiplayer VR arena experience are located in major metro areas (Charlotte, Atlanta, Nashville) — all 2+ hours from our market.

Competitive Advantages

- **First-to-Market:** No comparable shared-reality entertainment within 100+ miles
- **Social Experience:** Up to 12 players sharing the same adventure in a single arena, with up to 48 players across four arenas simultaneously — versus isolated single-player VR booth experiences
- **Strength-Neutral Design:** Proprietary game mechanics allow a 7-year-old to compete fairly with an adult — broadening the addressable market beyond typical gaming demographics
- **High Replay Value:** Multiple game modes (Battlegrounds, DodgeIt, Meteor Shower, escape/puzzle) plus seasonal trail events create strong return-visit incentive
- **Active Entertainment:** Full-body physical gameplay differentiates from passive screen-based entertainment
- **Year-Round, Weather-Proof:** Indoor venue captures demand on 120–150 annual precipitation days when outdoor attractions lose visitors
- **Café as Discovery Channel:** Fireside café operates as a standalone destination, introducing non-gaming visitors to the venue

4. PRODUCTS AND SERVICES

Core Experience: Avalon Battlegrounds

The flagship experience is a multiplayer shared-reality adventure system supporting up to 12 players per arena. Players wear Meta Quest 3 headsets and wield props — swords, shields, and wands — while moving freely in a 1,000-square-foot arena. The headset replaces each player with a 3D fantasy avatar and transforms the physical space into vast fantasy environments: underground caverns, towering throne rooms, and impossible architecture that feels far larger than its physical boundaries.

The venue operates four configurable experience rooms, each approximately 1,000 square feet. Rooms can be combined (two 2,000 SF rooms, or a single 4,000 SF arena) for large group events or seasonal experiences using removable wall panels.

Game Modes
Battlegrounds (Cooperative PvE)

Class-based cooperative adventure where players choose between Warriors (swords and shields) and Mages (spells). Teams progress through a curated sequence of themed environments called a "Path," battling monsters and bosses in escalating encounters culminating in an epic finale. This is the flagship experience.

DodgeIt (Competitive)

Futuristic dodgeball with virtual projectiles in a neon-lit arena. The strength-neutral design ensures fair play across all ages — power comes from charge timing and technique, not physical strength. A 7-year-old can compete on equal footing with an adult.

Meteor Shower (Cooperative Survival)

Teams work together to deflect incoming meteors and neutralize gravitational anomalies. Escalating challenges create intense teamwork moments.

Escape & Puzzle Experiences (Post-Launch)

VR puzzle and escape experiences are planned as an additional game mode, running on the same Quest headsets in existing rooms. These require no incremental space, hardware, or significant development cost. Once introduced, they add content variety to drive repeat visits — players can choose any available game mode when booking a session. These experiences are not included in opening-day operations and are not modeled as a separate revenue line; their primary value is supporting higher repeat visit rates over time.

Pricing Structure

Sessionsaresoldperperson in three tiers:

Tier	Duration	Price	Per-Session Value
Single	1 × 15-minute session	$20	$20

| Double | 2 × 15-minute sessions | $34 | $17 (15% savings) |
| Triple | 3 × 15-minute sessions | $49 | $16.33 (18% savings) |

Players choose any game mode for each session. The three-tier structure leverages the well-documented compromise effect — customers naturally gravitate toward middle and premium options when clearly framed. Our projected mix of 25% Single / 40% Double / 35% Triple produces a weighted average ticket of $35.75 per visitor.

Group rates ($16/person/session) are available for parties of 6 or more, typically booked through the birthday and events program.

Loyalty Program

VR Punch Card: Visit 5 times, earn 1 free Single session ($20 value). No per-visit discount — full price on every paid visit. The punch card preserves revenue integrity while driving repeat behavior through goal-gradient psychology. Approximately 30% of cards go unredeemed (breakage), keeping program costs modest (~$12K in Year 2).

Café Punch Card: Buy 8 coffees, earn 1 free. Standard coffee industry loyalty mechanism that drives café visits independent of VR sessions.
An Adventure Pass monthly subscription ($59/$89 tiers with included sessions) is planned for Year 2, designed using actual Year 1 visit frequency data rather than assumptions.

Seasonal Trail Experiences

During Halloween and the holiday season, the venue's configurable room walls are reconfigured into a walkable switchback maze path with VR overlay — a physical trail experience enhanced by shared-reality technology. Two to three hours of daily trail programming are scheduled during underperforming time blocks (weekday early afternoons), preserving core VR session capacity.

- **Halloween (4 weeks):** A "scary" version for teens and adults plus a kid-friendly "pumpkin patch" version
- **Holiday Season (5 weeks):** A traditional holiday trail experience

Trail sessions carry a 20% price premium ($44.70 vs. $35.75 standard) reflecting the limited-availability, seasonal-event positioning. Combined seasonal revenue is projected at approximately $200,000 in Year 2.

Birthday Parties & Events

Private party packages use a BYO food model — parents bring their own food and cake, eliminating food service complexity and preserving approximately 84% gross margins.

Package	Price	Includes	Up To
Quest	$349	3 VR sessions per child, party host, paperware, setup/cleanup	8 kids

Adventure	$449	Quest package + café drink vouchers for parents, birthday child souvenir	10 kids
Legend	$599	Adventure package + goodie bags for all kids, highlight video	12 kids

Additional children can be added at $35–$45 each depending on tier. Priced 13–21% above the nearest local competitor, justified by the unique VR experience and zero local competition.

Parents wait in the Fireside café during sessions, generating additional independent revenue.

Projected volume: approximately 240 parties per year at steady state (Year 2), averaging $478 per party.

Fireside Café & Merchandise

Fireside is a staffed 3,000-square-foot café and lounge anchoring the non-gaming side of the venue. It serves espresso drinks, drip coffee, teas, sodas, and pre-packaged pastries and sandwiches sourced from local bakeries and delis.

Most family entertainment centers offer parents a row of benches and a vending machine. Fireside is designed to be the opposite — a warm, welcoming environment with comfortable lounge seating and video displays streaming live gameplay from the arenas. Parents don't just wait for their kids; they watch them battle goblins and dodge meteors while sipping premium coffee. It transforms the parent experience from tolerated downtime into a shared moment worth talking about — and worth coming back for.

That environment drives spending naturally. Industry data shows 65% of family entertainment center guests purchase food or beverages when dwell time exceeds one hour (IAAPA/Gitnux), and most Avalon visitors are on-site 45–90 minutes between check-in, sessions, and wait times. The café also functions as a standalone discovery channel — suburban cafés in comparable low-foot-traffic locations typically draw 80–150 daily customers, and our model conservatively estimates 25–40 standalone daily visitors, reflecting the flex/industrial location. These walk-ins discover the VR experience through the café without any marketing spend.

Branded merchandise (game-themed apparel, souvenirs) is sold in the lobby area with approximately 12% of all venue visitors making a purchase.

Combined café and merchandise revenue is projected at $337,000 in Year 2 at a blended gross margin of approximately 63% (café 70%, merchandise 50%).

5. MARKETING STRATEGY

Brand Philosophy

Avalon Adventures is not a VR arcade. It is not a café. It is a place people come to feel special, where every visit feels like an event, not a transaction.

The company's service model draws from two brands known for turning ordinary transactions into memorable experiences: Publix and Disney. Every team member understands that each customer interaction is a part of the experience — they are participating in the guest's unique story, and the experience begins the moment someone walks through the door, not when the headset goes on.

This philosophy extends to every touchpoint: the warmth of a greeting at check-in, the energy of a guide preparing players for battle, the care of a barista remembering a regular's order, the personal attention during a child's birthday party. The VR technology is the product. The human experience is the brand.

In a market where most entertainment venues compete on price or novelty, Avalon competes on how people feel when they leave. That feeling is what drives word-of-mouth, repeat visits, and the kind of loyalty that no marketing budget can buy.

Customer Journey

A visitor's path to Avalon follows three stages — each with specific tactics designed to reduce friction and drive conversion:

Discovery: A potential customer hears about Avalon through one of several channels — a targeted Facebook ad, a billboard on the highway corridor, a friend's recommendation, a TripAdvisor search for "things to do near Asheville," or by walking into Fireside for coffee and seeing gameplay on the screens. For tourists, the discovery often happens on a rainy day when outdoor plans fall through and they search for indoor activities.

Booking: Sessions can be booked online, by phone, or as walk-ins. The online booking engine (launching March 2026) allows customers to select session types, times, and group sizes. Phone calls are handled by AI-powered agents (BlandAI) capable of booking sessions directly, with the option to transfer to a live person at any time. Pre-booking is encouraged through early-bird pricing and limited session availability — creating urgency that drives advance commitments.

Return: The Fireside café transforms the venue from a one-time activity into a place parents and families want to revisit. Multiple game modes prevent staleness. The VR punch card (visit 5, get 1 free) creates goal-driven return behavior. Birthday parties convert attendees into future regular visitors — approximately 25% of party guests return with their own families (Valo Motion). Seasonal trail events (Halloween, holiday) bring lapsed visitors back.

Pre-Opening Campaign (April–May 2026)

The $20,000 pre-opening marketing budget focuses on three objectives: build awareness, drive advance bookings, and establish school/camp relationships.

- Billboard placement on the primary highway corridor to establish visibility before doors open
- Targeted Facebook/Instagram ads to families within the 45-minute drive radius, promoting advance session booking
- Printed marketing collateral distributed to hotels, visitor centers, vacation rental hosts, and local businesses
- Direct outreach to schools and camps — the region has 16+ overnight camps representing concentrated groups of the target demographic. Group bookings at preferred rates create volume commitments before opening day
- Email activation of the existing 2,500-subscriber list (40–50% open rates) with preview content and early-bird booking incentives

Launch Strategy (June 2026)

One week before the public grand opening, the company hosts a VIP preview event for investors — giving crowdfunding backers early access and reinforcing their connection to the business.

General public booking opens in advance of June sessions with a 10% early-bird discount for pre-booked sessions. Initial session availability is intentionally limited to create urgency and FOMO. New sessions are released on a rolling basis as demand materializes — signaling popularity and driving word-of-mouth.

Influencer seeding begins at launch: free sessions and perks for local content creators and gaming/VR YouTubers in exchange for authentic content. Budget: $1,000 for influencer perks, with free VR sessions carrying near-zero marginal cost.

Ongoing Marketing Budget

Marketing is budgeted at a flat $100,000 per year (prorated to ~$58,000 for the seven-month Year 1), representing approximately 4.2% of Year 2 revenue.

Channel	Annual Budget	Purpose
Paid Digital (Facebook, Instagram, Google)	$50,000	Geo-targeted campaigns to local families and tourist demographics
Billboard / OOH	$20,000	Highway corridor visibility for tourist and local drive-by traffic
Local Partnerships & Tourism	$15,000	Visitor centers, hotels, rack cards, printed collateral
Website, Booking Engine & LLM Optimization	$5,000	Booking platform maintenance, structured data for AI search visibility
Camp & School Outreach	$3,000	Group booking development, "Be the Boss" school competition

AI Phone Agent & Email Tools	$2,000	BlandAI automated booking, SendGrid email campaigns
Creator / Influencer Partnerships	$1,000	Free sessions + perks for content creators
Unallocated / Contingency	$4,000	Seasonal opportunities, testing new channels

Organic Growth Engine

Paidmarketingdrives theearly customer base. Over time, organic channels become the dominant acquisition source — growing from 25% of new customers in Year 1 to 40% in Year 2 and 50% in Year 3, consistent with established FEC patterns where word-of-mouth eventually overtakes paid acquisition.

The organic engine has four components:

Word-of-Mouth & Reviews: Every satisfied visitor is a potential referral source. Google Reviews and TripAdvisor ratings build over time and become the primary discovery channel for tourists searching "things to do" in the area.

Birthday Party Flywheel: Each party puts 8–12 kids and their parents in the venue. Approximately 25% return as regular visitors. At 240 parties per year in steady state, that's roughly 600 new customer introductions annually — at zero marketing cost.

Fireside Café Discovery: Standalone café visitors who walk in for coffee discover the VR experience through the viewing screens and in-venue marketing. An estimated 25–40 standalone visitors per day represent a passive, zero-cost acquisition channel.

School Competitions — "Be the Boss": A referral-driven competition using the Grow Your Circle platform where the overall winner has their features mapped onto a custom boss character in a special match. Designed to spread virally through school networks at minimal cost (~$100 for the winner's character creation).

AI Search Visibility

Traditional SEOmattersless than being discoverable by AI-powered search tools — ChatGPT, Google AI Overviews, Perplexity, and similar platforms that increasingly mediate "what should I do" decisions for travelers and locals. The marketing strategy prioritizes:

- Structured data and schema markup on the website to ensure AI systems can accurately describe the venue
- Consistent business information across all directories and platforms
- Review volume and quality on Google and TripAdvisor (the primary data sources for LLM recommendations)
- Mentions in authoritative local content, tourism blogs, and press coverage
- A Google Business Profile optimized for "things to do" and "rainy day activities" queries

This is primarily an effort-driven strategy, not a spend-driven one — most of the work is free but requires consistent attention.

Community Engagement

The company has an existing community of approximately 2,500 email subscribers with 40–50% open rates, cultivated during the original Avalon Adventure Park project. This audience provides a built-in launch base. The Grow Your Circle referral platform on the website gives community members a tool to actively recruit new supporters — with the "Be the Boss" competition providing a compelling incentive.

Post-launch, the email list grows organically from venue visitors and booking system opt-ins.

6. OPERATIONS PLAN

Facility Overview

Thevenue occupiesapproximately 10,000 square feet of Class A flex/industrial space configured as follows:

Area	Square Feet	Purpose
Experience Rooms (4 × 1,000 SF)	4,000	VR arenas with removable wall panels for reconfiguration
Fireside Café & Lounge	3,000	Staffed café, parent viewing area, lounge seating
Lobby	1,000	Check-in, merchandise display, guest staging
Backstage Storage	500	Equipment storage, headset charging, staff operations
Equipment Closet	500	Server infrastructure, networking
Corridors, Walls, Bathrooms	~1,000	Circulation and facilities
Total	~10,000 SF	

The four experience rooms use removable wall panels enabling multiple configurations: four standard 1,000 SF arenas (daily operations), two 2,000 SF arenas (large group events), or a single 4,000 SF space (seasonal trail experiences).

Session Operations

- SessionDuration: 15 minutes of gameplay
- Turnover Time: 5 minutes between sessions (headset sanitization, guest briefing, reset)
- Player Capacity: Up to 8 players per room standard (software supports up to 12)
- Staggered Starts: Rooms operate on offset schedules to smooth guest flow
- Hourly Throughput: Up to 96 players per hour (standard configuration)
- Daily Maximum: ~960 players per 10-hour operating day
- Year 2 Projected Utilization: ~14% of maximum capacity (demand-constrained, not supply-constrained)

Technology Infrastructure

TheVRsystem runson MetaQuest 3 headsets operating on a local area network with no cloud dependency. All game processing, matchmaking, and session management occur on-site via dedicated server hardware, ensuring low latency and operational independence from internet connectivity.

- Active Fleet: 36 Quest 3/3S headsets
- Backup Units: 12 (purchased in Phase 2 from operating cash flow, months 3–5)
- Battery Management: Quest 3S internal battery supports approximately 45 minutes (~3 sessions). External battery packs extend to 6–8 sessions per charge cycle. Headsets rotate to charging stations as batteries deplete.

- Annual Fleet Refresh: $500 per headset per year ensures equipment stays current and functional
- Sanitization: 5-minute turnaround protocol between sessions. UV-C sanitization system under evaluation for rapid headset cleaning.

All game software is proprietary, developed in-house using Unity with Meta OpenXR SDK. Full IP is owned by Avalon Adventure Park, Inc. The platform architecture supports new game content deployment without hardware changes.

Staffing Plan

The venue operates with a lean, cross-trained staff model:

Position	Type	Annual Cost	Notes
General Manager (Matt Lobel)	Full-time	$95,000	Salary + benefits; to be replaced at $55K upon expansion
Front Desk	Full-time	$41,600	$20/hr + full benefits (health, dental, 401k, PTO)
Barista	Full-time	$41,600	$20/hr + full benefits (health, dental, 401k, PTO)
Experience Guides (4)	Part-time	$93,600	$18/hr, ~25 hrs/wk each
Seasonal Supplement	As needed	$20,000	$16–18/hr, peak season and event coverage
Payroll Taxes + WC (15%)		$43,770	
Benefits (3 FT employees)		$31,900	Health, dental, 401k (3% match), 7 days PTO
Total Labor		$367,470	

All staff are cross-trained across positions — front desk can assist in arenas, guides can cover café, barista can handle check-in. This provides scheduling flexibility and coverage without overstaffing. Premium compensation ($20/hr FT with full benefits, $18/hr PT) attracts the best candidates in the local market.

Operating Hours

Operations begin June 2026 with seasonal adjustments to align with tourist patterns:

- Peak Season (May–October): Extended hours to capture tourist traffic and longer daylight driving
- Off-Season (November–April): Reduced weekday hours, standard weekend hours
- Seasonal Trail Events: 2–3 hours of trail programming scheduled during underperforming weekday afternoon time blocks

Café Operations

Fireside operates during all venue hours and potentially opens earlier for morning coffee service. The café model is designed for operational simplicity:

- Pre-packaged pastries and sandwiches sourced from local bakeries and delis (refreshed daily, no on-site food prep beyond beverage preparation)
- Espresso drinks, drip coffee, teas, and sodas
- No commercial kitchen required — reduces buildout cost, permitting complexity, and staffing needs

7. FINANCIAL PROJECTIONS

Allprojectionsarebased on validated assumptions documented in the Financial Model Assumptions workbook, with data sources including IAAPA benchmarks, NC Commerce tourism data, USFS National Visitor Use Monitoring, NCDOT traffic counts, and academic research on consumer pricing behavior. The complete 3-Year Financial Model is available as a companion Excel workbook.

Three-Year Revenue Trajectory

Metric	Year1(2026)*	Year 2 (2027)	Year 3 (2028)	3-Year Total
Total Revenue	$802,000	$2,358,000	$2,956,000	$6,116,000
EBITDA	$301,000	$1,414,000	$1,947,000	$5,662,000
EBITDA Margin	38%	60%	66%	—

Year 1 reflects 7 months of operation (June–December 2026)

Revenue Mix

RevenueStream	Year 1	Year 2	Year 3
VR Sessions	$558,000 (70%)	$1,706,000 (72%)	$2,173,000 (74%)
Fireside Café	$78,000 (10%)	$224,000 (10%)	$285,000 (10%)
Merchandise	$38,000 (5%)	$114,000 (5%)	$143,000 (5%)
Seasonal Trails	$90,000 (11%)	$200,000 (8%)	$220,000 (7%)
Birthday Parties	$38,000 (5%)	$115,000 (5%)	$134,000 (5%)

VR sessions are the core revenue driver at 72–74% of steady-state revenue. The remaining streams — café, merchandise, seasonal events, and birthday parties — provide diversification and margin support without requiring incremental capital.

Visitor Projections

Source	Year 1 (7 mo)	Year 2	Year 3
Local Visits	12,400	38,080	47,400
Tourist Visits	3,190	9,920	13,910
Seasonal Trail Guests	—	4,536	5,000
Total Visits	15,590	52,536	66,310

Local visitors represent approximately 80% of VR sessions, with tourists at 20%. Tourist penetration rates ramp from 0.23% of the 2 million annual visitor base in Year 1 to 0.70% in Year 3 — conservative relative to comparable specialty entertainment venues (0.50–1.00% at trampoline parks, 1–5% at branded FECs per IAAPA).

Operating Expenses

Category	Year 1 (7 mo)	Year 2	Year 3

Rent + Occupancy (10,000 SF @ $17.50)	$102,000	$175,000	$175,000
Staff Payroll + Benefits	$214,000	$368,000	$379,000
COGS (Café + Merchandise)	$48,000	$141,000	$177,000
Marketing	$58,000	$100,000	$100,000
Other Operating (CC processing, legal, repairs, POS)	$51,000	$87,000	$90,000
Utilities	$17,000	$28,000	$29,000
Insurance	$13,000	$22,000	$23,000
VR Fleet Refresh ($500/headset/yr)	$12,000	$24,000	$24,000
Total Operating Expenses	$500,000	$945,000	$997,000

Total Year 2 operating expenses represent 40% of revenue. EBITDA margins of 60–66% are 2x the FEC industry average of 15–30% (IAAPA 2025 Benchmark Series), driven by minimal cost of goods (digital content, no commercial kitchen), lean staffing enabled by cross-training and self-service systems, and no debt service.

Year 1 Monthly Revenue Ramp (Base Case)

Month	VR Sessions	Café + Merch	Seasonal	Parties	Total
Jun	$52,000	$8,000	—	$2,000	$62,000
Jul	$90,000	$17,000	—	$7,000	$114,000
Aug	$100,000	$19,000	—	$8,000	$127,000
Sep	$82,000	$15,000	—	$6,000	$103,000
Oct	$85,000	$16,000	$90,000	$6,000	$197,000
Nov	$75,000	$14,000	—	$5,000	$94,000
Dec	$73,000	$15,000	—	$4,000	$92,000

June is a soft opening at approximately 60% of peak capacity. July and August benefit from peak tourist season and birthday party demand. October includes the Halloween Trail event ($90,000 in seasonal revenue). November and December shift to a locals-heavy mix with holiday party bookings.

Stress Testing: Conservative "Slow Start" Scenario

To test the model's resilience, we modeled a scenario in which the first three months of revenue miss projections by 40%:

Month	Base Case	Slow Start	Cumulative Cash (Slow Start)
Jun	$62,000	$37,000	-$29,000
Jul	$114,000	$68,000	-$27,000
Aug	$127,000	$76,000	-$17,000
Sep–Dec	(as base case)	(as base case)	+$205,000

Under the slow-start scenario, maximum cash drawdown is $29,000 against a $47,000 working capital reserve. The business turns cumulative-positive in September and ends Year 1 with approximately $205,000 in net cash. Even with a 40% miss in the first three months, no additional capital is required.

An additional stress test removing the Halloween trail entirely ($90,000) still produces a profitable Year 1 in both scenarios — seasonal events are upside, not a dependency.

Cash Position

Milestone	Cash Balance
Capital raised ($350,000 equity)	$350,000
After pre-opening buildout and procurement	$47,000
Year 1 Ending Cash	$333,000
Year 2 Ending Cash	$1,687,000
Year 3 Ending Cash	$3,524,000

Cash position accounts for all operating expenses, Phase 2 equipment upgrades ($34,000 funded from operating cash flow in months 3–5), and quarterly investor dividend payments (10% of EBITDA). The business opens with a $47,000 working capital reserve and never requires additional capital injection under either the base case or slow-start scenario.

The company will negotiate for a maximum tenant improvement allowance from the landlord, which is not included in the base model. Any TI secured would be additive to the opening cash reserve.

Cumulative investor dividends through Year 3 total approximately $388,000 — representing a 111% cash return on the $350,000 investment before any equity value is considered.

8. INVESTMENT OPPORTUNITY

Capital Requirements

AvalonAdventure Park, Inc.is raising a minimum of $350,000 through a Regulation Crowdfunding (Reg CF) offering at a $3.5 million pre-money valuation, representing 10% equity dilution. The offering is conducted through Vicinity Ventures as the portal partner.

The company carries no debt. The entire capital structure is equity-based.

Use of Funds

Category	Amount
Buildout (configurable walls, flooring, electrical, HVAC, paint, signage)	$140,000
VR Equipment (36 headsets, batteries, server infrastructure, networking, props)	$39,000
Café Equipment — Phase 1 (espresso machine, basic furniture, display screens)	$33,000
Lease Deposit (first + last + security)	$46,000
Pre-Opening Marketing	$20,000
Initial Inventory (merchandise + café supplies)	$15,000
Pre-Opening Payroll	$10,000
Working Capital Reserve	$47,000
Total	$350,000

The buildout budget of $140,000 ($14/SF) assumes a Class A flex/industrial space with existing commercial infrastructure — HVAC, restrooms, electrical — consistent with 2019-era construction. The company will negotiate for a maximum tenant improvement allowance from the landlord, which is not included in the base model. Any TI secured would be additive to the opening cash reserve.

Phase 2 upgrades — full café buildout ($28,000) and 12 additional backup headsets ($6,000) — are funded entirely from operating cash flow in months 3–5, requiring no additional capital.

Investor Returns

Investorsreceiveequity in Avalon Adventure Park, Inc. with a quarterly dividend obligation:

- **Quarterly Dividend:** 10% of EBITDA, paid within 45 days after each quarter-end
- **Dividend Cap:** Dividends continue until investors collectively reach 3x the initial investment ($1,050,000 total)
- **Buyback Option:** At the 3x threshold, the company may offer to repurchase shares at 1x original investment (total 4x cash return)
- **Post-3x:** If an investor declines the buyback, no further dividend guarantee; investor retains equity for future liquidity events (franchise expansion, strategic sale, IPO)
- **Shares:** Non-voting
- **Transfer Restrictions:** 1-year lockup per Reg CF rules

Projected Dividend Timeline:

Period	EBITDA	Dividend (10%)	Cumulative
Year 1 Q3 (Jul–Sep 2026)	~$146,000	$14,600	$14,600
Year 1 Q4 (Oct–Dec 2026)	~$185,000	$18,500	$33,100
Year 2 (2027)	$1,414,000	$141,400	$174,500
Year 3 (2028)	$1,947,000	$194,700	$369,200

Investors receive their first dividend check within five months of the venue opening — a rare feature for a Regulation Crowdfunding offering. By the end of Year 3, cumulative cash dividends represent approximately 111% of the original investment, returned entirely through operations before any consideration of equity value.

Valuation Justification

The $3.5 million pre-money valuation is conservative across multiple standard methodologies:

Method	Implied Valuation	Avalon Ask	Discount
Revenue Multiple (2x Year 2)	$4.7M	$3.5M	-26%
EBITDA Multiple (5x Year 2)	$7.1M	$3.5M	-51%
Venture Comparables (pre-revenue entertainment tech)	$5M–$10M	$3.5M	-30% to -65%

At 1.48x projected Year 2 revenue and 2.48x projected Year 2 EBITDA, the valuation sits at the low end of industry comparables for VR/location-based entertainment (1.5–3.0x revenue) and well below multiples for profitable entertainment venues (4–6x EBITDA).

The conservative entry point reduces downside risk for investors. Even if Year 2 revenue misses projections by 25%, the implied 2x revenue valuation of $3.5 million still exceeds the ask.

Path to Liquidity

Years 3–4: Multi-Location Expansion

If Year 2 performance validates the model in a secondary market of 300,000 people, the company will immediately begin expansion into major Southeastern metros — Charlotte, Greenville, and Atlanta. The technology platform and operating model are designed for replication from Day 1. Each new location leverages the same proprietary software, turnkey operations playbook, and proven unit economics. A market of 300,000 generating $2.4M in revenue demonstrates what the model can produce in metros of 2–6 million.

Years 4–6: Strategic Visibility

With multiple locations operating across major Southeastern markets, the company enters the field of view of entertainment consolidators actively acquiring innovative concepts. Recent precedents include Bowlero's IPO ($4B valuation) and Callaway's acquisition of Topgolf ($1.2B).

9. RISK ANALYSIS

Market Risks

TouristVolumeFluctuation

Revenue projections include both local (80%) and tourist (20%) segments. Economic downturns, weather events, or shifts in travel patterns could reduce tourist traffic below the modeled 2 million annual visitors. Mitigation: Tourist penetration rates are modeled conservatively (0.50% Year 2, below trampoline park and branded FEC benchmarks). The local market provides year-round baseline revenue independent of tourism. Even removing all tourist revenue, local visits alone generate approximately $1.3M in Year 2 VR session revenue.

Consumer Adoption Risk

Premium VR entertainment at a $35.75 average ticket is unproven in this market. Consumers may not perceive sufficient value relative to lower-cost entertainment alternatives. Mitigation: Pricing is benchmarked against comparable VR venues nationally ($30–$50 per session) and positioned 13–21% above local FEC competitors — a modest premium for a fundamentally different experience. The three-tier pricing structure provides a $20 entry point for price-sensitive customers.

Competition Entry

Success may attract competitors to the regional market. Mitigation: Proprietary game software, established brand and reviews, first-mover community relationships, and continuous content updates create meaningful switching costs. A competitor would need to develop or license comparable technology, secure a venue, and build awareness from zero — a 12–18 month minimum lead time.

Operational Risks

Technology Reliability

VR headsets are consumer electronics operating in a commercial environment with high daily usage. Hardware failures, battery degradation, or firmware issues could disrupt operations. Mitigation: The company budgets $500 per headset per year for an annual fleet refresh cycle, ensuring equipment stays current and functional. The fleet includes 12 backup units beyond the 36 active headsets. The local LAN infrastructure operates with no cloud dependency, eliminating internet-related downtime.

Staffing in a Tight Labor Market

The Brevard/Hendersonville area is a smaller labor market. Recruiting and retaining quality staff could be challenging, particularly during peak tourist season. Mitigation: Full-time positions offer $20/hour starting pay plus a full benefits package (health, dental, 401k, PTO) — well above local market rates for comparable roles. Part-time experience guides start at $18/hour. Premium compensation attracts the best candidates. Cross-training all positions provides scheduling flexibility, and seasonal supplemental staffing is budgeted separately.

Financial Risks

Thin Opening Cash Reserve

The $47,000 working capital reserve provides limited buffer against opening-period underperformance. Mitigation: Stress testing shows that even a 40% revenue miss in the first three months produces a maximum cash drawdown of $29,000, leaving $18,000 in reserve. The business turns cumulative-positive in September under this scenario. Additionally, the company will negotiate for a maximum tenant improvement allowance from the landlord, which is not included in the base model — any TI secured would be additive to the cash reserve.

Rent as Largest Fixed Cost

Occupancy costs of $175,000 per year represent the single largest fixed expense. A lease locks this obligation regardless of revenue performance. Mitigation: At 7.4% of Year 2 revenue, rent is well below the 10–15% typical for entertainment venues. The flex/industrial space type commands lower rates than retail, and the 10,000 SF footprint is right-sized — not speculative on future growth.

Single-Location Concentration

All revenue is generated from one venue until expansion begins. A localized event (road construction, natural disaster, building issue) could materially impact operations. Mitigation: Insurance coverage for property and business interruption. The venue's indoor, weather-proof nature reduces exposure to climate events that affect outdoor attractions. Expansion into additional markets in Years 3–4 diversifies geographic risk.

Regulatory Risks

Safety Regulations

VR entertainment involving physical movement and minors may face new regulatory scrutiny as the industry grows. Mitigation: Comprehensive safety systems including VR boundary warnings, guardian grid technology, trained staff supervision, and general liability insurance specifically covering physical activity with minors.

10. APPENDICES

Appendix A: Key Assumptions Summary

Market

- Local population: 300,000 (45-minute drive radius, conservative floor)
- Annual tourist visitor-trips: 2,000,000 (Henderson + Transylvania counties, NC Commerce data)
- Tourist penetration: 0.23% Y1 → 0.50% Y2 → 0.70% Y3

Customer Acquisition

- Marketing budget: $100,000/year (flat)
- Paid digital CAC: $15 blended | Billboard CAC: $12
- WOM/organic share: 25% Y1 → 40% Y2 → 50% Y3
- Repeat visit rate: 2.0x Y1 → 2.8x Y2 → 3.0x Y3

Pricing

- Session tiers: $20 / $34 / $49 (Single / Double / Triple)
- Mix: 25% / 40% / 35% → $35.75 weighted average
- Seasonal trail premium: $44.70 (20% above standard)
- Birthday parties: $349 / $449 / $599 (Quest / Adventure / Legend) → $478 blended average

Facility

- Total space: ~10,000 SF
- Experience rooms: 4 × 1,000 SF (configurable)
- Fireside Café: 3,000 SF
- Rent: $15/SF + $2.50 CAM = $175,000/year
- VR fleet: 36 active + 12 backup headsets, $500/headset/year refresh

Staffing

- 3 FT ($20/hr + full benefits) + 4 PT ($18/hr) + seasonal ($16–18/hr)
- GM (Matt Lobel): $95,000 salary + benefits
- Total Y2 labor: $367,500

Capital

- Raise: $350,000 minimum (Reg CF) at $3.5M pre-money valuation
- Debt: None
- Landlord TI: $0 modeled (negotiating for maximum TI — any secured is additive to cash reserve)
- Working capital reserve: $47,000

Appendix B: Sensitivity Analysis

Revenue Miss Scenarios (Year 2)

Scenario	Y2 Revenue	Y2 EBITDA	EBITDA Margin
Base Case	$2,358,000	$1,414,000	60%
10% Miss	$2,122,000	$1,178,000	56%
25% Miss	$1,769,000	$825,000	47%
50% Miss	$1,179,000	$235,000	20%

The business remains profitable even with a 50% revenue miss. EBITDA margins compress but do not turn negative due to the low fixed-cost structure.

Year 1 Stress Test: Slow Start Scenario

If the first three months miss projections by 40%, maximum cash drawdown is $29,000 against a $47,000 reserve. The business turns cumulative-positive in September and ends Year 1 with approximately $205,000 in net cash. No additional capital is required.

Appendix C: Data Sources

Assumption	Source
Local population (45-mi radius)	US Census county populations + drive-time analysis
Tourist visitor-trips (2M)	NC Commerce county-level visitor spending data
Pisgah National Forest visits	USFS National Visitor Use Monitoring (NVUM)
DuPont State Forest attendance	NC Division of Parks & Recreation
Blue Ridge Parkway visits	National Park Service visitor statistics
Drive-by traffic (AADT)	NCDOT Stations (Sept 2025)
Digital marketing CAC	WordStream industry benchmarks (Arts & Entertainment)
FEC labor/revenue benchmarks	IAAPA 2025 Benchmark Series: Entertainment Centers
Compromise effect (pricing)	Simonson & Tversky (1992), Journal of Marketing Research
Tourist price sensitivity	PMC/ScienceDirect tourism consumption studies
Upsell conversion rates	Focus Digital, Avg Upsell Conversion Rate 2025 Report
Birthday party comps	Launch Asheville, oasisVRX, VR1 Arcade published pricing
Party attendee conversion	Valo Motion industry research
Café F&B capture rate (65%)	IAAPA/Gitnux FEC guest spending data
Standalone café benchmarks	BusinessDojo, CoffeePlusThree industry data
Precipitation days (120–150/yr)	NOAA Western NC climate data
Repeat rates (F&B-anchored FEC)	Topgolf/Pinstripes operational benchmarks

Appendix D: Document References

- 3-YearFinancialModel(Avalon_3Year_Financials.xlsx) — Complete P&L, monthly cash flow, and revenue projections

- Financial Model Assumptions (Financial_Model_Assumptions.md) — Detailed sourced assumptions workbook
- Valuation Analysis (Avalon_Valuation_Analysis.md) — Multiple-methodology valuation with sensitivity
- Subscription Agreement (Avalon_Subscription_Agreement.docx) — Reg CF investor terms

— END OF BUSINESS PLAN —